Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

GOOGLE INC.,

RB98 INC.

and

MOTOROLA MOBILITY HOLDINGS, INC.

Dated as of August 15, 2011

-i-

(continued)

-ii-

(continued)

-iii-

(continued)

-iv-

Glossary of Defined Terms

Defined Terms	Defined in Section
Acceptable Confidentiality Agreement	Section 5.02(i)(i)
Acquisition Proposal	Section 5.02(i)(ii)
Acquisition Transaction	Section 5.02(i)(iii)
Action	Section 3.10
Affiliate	Section 8.09(a)
Agreement	Preamble
Allowed Contract	Section 5.02(b)
Anticorruption Laws	Section 3.17(a)
Antitrust Efforts Claim	Section 8.03(c)
Antitrust Laws	Section 3.04
Associate	Section 8.09(a)
Assumed Restricted Stock Award	Section 2.04(c)
Assumed RSU Award	Section 2.04(d)
Assumed Stock Option	Section 2.04(a)
beneficial ownership	Section 8.09(b)
Book-Entry Shares	Section 2.02(b)
Bringdown Date	Section 8.09(c)
Business Day	Section 8.09(d)
Bylaws	Section 1.04
Certificate of Incorporation	Section 1.04
Certificate of Merger	Section 1.02
Certificates	Section 2.02(b)
Closing	Section 1.02
Closing Date	Section 2.04(a)
Code	Section 1.08
Company	Preamble
Company Acquisition Agreement	Section 5.02(a)
Company Board Recommendation	Section 3.03(b)
Company Employee Plan	Section 3.09(a)
Company Employees	Section 5.06(b)
Company Financial Advisor	Section 3.08
Company Intellectual Property	Section 3.14(a)(i)
Company Products	Section 3.14(a)(ii)
Company Registered Intellectual Property	Section 3.14(a)(iii)
Company SEC Reports	Section 3.05(a)
Company Securities	Section 3.02(b)
Company Termination Fee	Section 7.03(b)(iv)
Confidentiality Agreement	Section 5.02(i)(i)
Corporation Law	Recitals
Disclosure Letter	Article III
Dissenting Shares	Section 2.01
EC Merger Regulation	Section 3.04
Effective Time	Section 1.02

Defined Terms	Defined in Section
Environmental Laws	Section 3.13(d)(i)
Environmental Liabilities	Section 3.13(d)(ii)
Environmental Permits	Section 3.13(b)
ERISA	Section 3.09(a)
ERISA Affiliate	Section 3.09(a)
ESPP	Section 2.04(f)
Exchange Act	Section 3.04
Exchange Ratio	Section 2.04(a)
Existing Cash-Out RSU Award	Section 2.04(e)
Existing Cash-Out Stock Awards	Section 2.04(e)
Existing Cash-Out Stock Option	Section 2.04(b)
Existing DSU Awards	Section 2.04(e)
Existing Restricted Stock Award	Section 2.04(c)
Existing Rollover RSU Award	Section 2.04(d)
Existing Rollover Stock Option	Section 2.04(a)
Existing RSU Awards	Section 2.04(e)
Existing Stock Options	Section 2.04(b)
FCPA	Section 3.17(a)
Former Parent	Section 8.09(e)
GAAP	Section 3.05(b)
Government Official	Section 3.17(e)
Governmental Entity	Section 3.04
Hazardous Materials	Section 3.13(d)(iii)
HSR Act	Section 3.04
Indemnified Parties	Section 5.05(a)
Infringe	Section 3.14(a)(iv)
Infringement	Section 3.14(a)(iv)
Intellectual Property Rights	Section 3.14(a)(v)
International Employee Plan	Section 3.09(a)
Intervening Event	Section 5.02(e)
known to the Company	Section 8.09(f)
knowledge	Section 8.09(f)
Law	Section 3.12
Lien	Section 3.02(c)
Material Adverse Effect	Section 8.09(g)
Material Contract	Section 3.16(a)
Merger	Section 1.01
Merger Consideration	Section 1.06
Merger Sub	Preamble
Multiemployer Plan	Section 3.09(a)
NASDAQ	Section 2.04(a)
Order	Section 3.12
Outside Date	Section 7.01(c)
Owned Real Property	Section 3.15(a)
Parent	Preamble

Defined Terms	Defined in Section
Parent Common Stock	Section 2.04(a)
Parent Material Adverse Effect	Section 8.09(h)
Parent Plans	Section 5.06(c)
Parent Stock Price	Section 2.04(a)
Parent Termination Fee	Section 7.03(c)
Paying Agent	Section 2.02(a)
Payment Fund	Section 2.02(a)
PBGC	Section 3.09(c)
Permits	Section 3.12
Permitted Lien	Section 8.09(i)
Person	Section 8.09(j)
Post-Closing Indemnification Period	Section 5.05(a)
Preferred Stock	Section 3.02(a)
Preliminary Proxy Statement	Section 5.08(a)
Proxy Statement	Section 3.07
Qualifying Acquisition Transaction	Section 7.03(b)(v)
Real Property Lease	Section 3.15(b)
Recommendation Change	Section 5.02(d)
Release	Section 3.13(d)(iv)
Rep Failure	Section 6.02(c)
Representative	Section 5.02(a)
Requisite Stockholder Approval	Section 3.21
Returns	Section 3.11(a)
Sarbanes-Oxley Act	Section 3.05(a)
SEC	Article III
Section 16 Officer	Section 3.09(j)
Section 3.14(f) Events	Section 3.14(f)
Securities Act	Section 3.05(a)
Share	Section 1.06
Special Meeting	Section 5.08(b)
Specified Transactions	Section 5.02(a)
Stock Plans	Section 2.04(a)
Subsidiary	Section 8.09(k)
Subsidiary Securities	Section 3.02(c)
Superior Proposal	Section 5.02(i)(iv)
Surviving Corporation	Section 1.01
Takeover Laws	Section 3.03(b)
Tax	Section 3.11(i)
Taxes	Section 3.11(i)
Tax Sharing Agreement	Section 8.09(l)
WARN Act	Section 3.09(l)
Willful and Intentional Breach	Section 8.09(n)
Willful Breach	Section 8.09(m)

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of August 15, 2011, by and among GOOGLE INC., a Delaware corporation (“Parent”), RB98 INC., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and MOTOROLA MOBILITY HOLDINGS, INC., a Delaware corporation (the “Company”).

RECITALS

WHEREAS, the Board of Directors of the Company has unanimously determined that this Agreement and the transactions contemplated hereby, including the Merger (as defined below), are advisable and fair to, and in the best interests of, the Company and its stockholders;

WHEREAS, the Board of Directors of the Company has unanimously adopted resolutions approving the execution of this Agreement and the consummation of the transactions contemplated hereby and recommending that the Company’s stockholders adopt the agreement of merger (as such term is used in Section 251 of the Delaware General Corporation Law (the “Corporation Law”)) contained in this Agreement;

WHEREAS, the Board of Directors of each of Parent and Merger Sub has approved and declared advisable and in the best interests of Parent and Merger Sub, respectively, this Agreement and the transactions contemplated hereby, including the Merger, and the Board of Directors of Merger Sub has determined that this Agreement and the transactions contemplated hereby, including the Merger, are fair to and in the best interests of its stockholder;

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with this Agreement; and

NOW THEREFORE, in consideration of the mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

THE MERGER

SECTION 1.01. The Merger. Upon the terms and subject to the conditions set forth herein, and in accordance with the relevant provisions of the Corporation Law, Merger Sub shall be merged with and into the Company (the “Merger”) on the second (2nd) Business Day (as defined below), following the satisfaction or, to the extent permitted by applicable Law (as defined below), waiver of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing (as defined below) but subject to their satisfaction or, to the extent permitted by applicable Law, waiver, at the Closing) or on such other day as the parties may mutually agree. The Company shall be the surviving corporation in the Merger (the “Surviving Corporation”) under the name “Motorola Mobility Holdings, Inc.” and shall continue its existence under the Law of the State of Delaware. In connection with the Merger, the separate corporate existence of Merger Sub shall cease.

SECTION 1.02. Consummation of the Merger. Upon the terms and subject to the conditions set forth herein, Merger Sub and the Company shall cause the Merger to be consummated by filing with the Secretary of State of the State of Delaware a duly executed certificate of merger (the “Certificate of Merger”), as required by the Corporation Law, which may specify the date and time mutually agreed by the parties at which the Merger will become effective, and the parties shall take all such further actions as may be required by applicable Law to make the Merger effective. Prior to the filing referred to in this Section 1.02, a closing (the “Closing”) will be held at the offices of Cleary Gottlieb Steen & Hamilton LLP, One Liberty Plaza, New York, New York (or such other place as the parties may mutually agree) for the purpose of confirming all the matters contained herein. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware, or at such later time as the parties shall agree and as shall be set forth in the Certificate of Merger (such time as the Merger becomes effective is referred to in this Agreement as the “Effective Time”).

SECTION 1.03. Effects of the Merger. The Merger shall have the effects set forth herein and in the applicable provisions of the Corporation Law. Without limiting the generality of the foregoing, at the Effective Time, all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation, all as provided under the applicable Laws of the State of Delaware.

SECTION 1.04. Certificate of Incorporation and Bylaws. The Restated Certificate of Incorporation of the Company (the “Certificate of Incorporation”) shall, by virtue of the Merger, be amended and restated in its entirety to read as set forth in Annex A to this Agreement and, as so amended and restated, shall be the certificate of incorporation of the Surviving Corporation until thereafter amended as permitted by Law and this Agreement. The Restated Bylaws of the Company (the “Bylaws”), as in effect immediately prior to the Effective Time, shall, by virtue of the Merger, be amended and restated in their entirety to read as set forth in Annex B to this Agreement and, as so amended and restated, shall be the bylaws of the Surviving Corporation until thereafter amended as permitted by Law and this Agreement.

SECTION 1.05. Directors and Officers. The directors of Merger Sub immediately prior to the Effective Time and the officers of the Company immediately prior to the Effective Time shall be the directors and officers, respectively, of the Surviving Corporation until their respective death, permanent disability, resignation or removal or until their respective successors are duly elected and qualified.

SECTION 1.06. Conversion of Shares. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Merger Sub or the holders of any securities of the Company or Merger Sub, each share of common stock of the Company, par value $0.01 per share (each, a “Share”), issued and outstanding immediately prior to the Effective Time (other than Shares owned by Parent, Merger Sub or any wholly owned

Subsidiary (as defined below) of Parent or the Company or held in the treasury of the Company, all of which shall be canceled without any consideration being exchanged therefor, and other than Dissenting Shares (as defined below), which shall have only those rights set forth in Section 2.01) shall, subject to Section 1.10, be converted at the Effective Time into the right to receive in cash an amount per Share (subject to any applicable withholding Tax (as defined below)) equal to $40.00, without interest (the “Merger Consideration”). At the Effective Time all such Shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of such Shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration as provided herein.

SECTION 1.07. Conversion of Common Stock of Merger Sub. At the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, each share of common stock, $0.01 par value, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one (1) share of common stock of the Surviving Corporation.

SECTION 1.08. Withholding Taxes. Parent and the Surviving Corporation shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as are required to be withheld and paid over to the applicable Governmental Entity (as defined below) under the Internal Revenue Code of 1986, as amended (the “Code”), or any applicable provision of state, local or foreign Tax Law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Shares in respect of which such deduction and withholding was made.

SECTION 1.09. Subsequent Actions. If, at any time after the Effective Time, the Surviving Corporation shall consider or be advised that any deeds, bills of sale, assignments, assurances or any other actions or things are necessary or desirable to continue, vest, perfect or confirm of record or otherwise the Surviving Corporation’s right, title or interest in, to or under any of the rights, properties, privileges, franchises or assets of the Company as a result of, or in connection with, the Merger, or otherwise to carry out the intent of this Agreement, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of the Company, all such deeds, bills of sale, assignments and assurances and to take and do, in the name and on behalf of the Company or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title and interest in, to and under such rights, properties, privileges, franchises or assets in the Surviving Corporation or otherwise to carry out the intent of this Agreement.

SECTION 1.10. Adjustments. If at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of capital stock of the Company shall occur as a result of any reclassification, recapitalization, stock split (including a reverse stock split) or combination, exchange or readjustment of shares, or any stock dividend or stock distribution with a record date during such period, the Merger Consideration shall be equitably adjusted to reflect such change; provided, that nothing in this Section 1.10 shall be construed as permitting the Company to take any action otherwise prohibited by this Agreement.

ARTICLE II

DISSENTING SHARES; PAYMENT FOR SHARES; OPTIONS

SECTION 2.01. Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, Shares that are issued and outstanding immediately prior to the Effective Time and that are held by stockholders properly exercising appraisal rights available under Section 262 of the Corporation Law (the “Dissenting Shares”) shall not be converted into or be exchangeable for the right to receive the Merger Consideration, unless and until such holders shall have failed to perfect or shall have effectively withdrawn or lost their rights to appraisal under the Corporation Law. Dissenting Shares shall be treated in accordance with Section 262 of the Corporation Law. If any such holder shall have failed to perfect or shall have effectively withdrawn or lost such right to appraisal, such holder’s Shares shall thereupon be converted into and become exchangeable only for the right to receive, as of the later of the Effective Time and the time that such right to appraisal shall have been irrevocably lost, withdrawn or expired, the Merger Consideration, without interest. The Company shall give Parent and Merger Sub (a) prompt notice of any written demands for appraisal of any Shares, attempted withdrawals of such demands and any other instruments served pursuant to the Corporation Law and received by the Company relating to rights to be paid the “fair value” of Dissenting Shares, as provided in Section 262 of the Corporation Law and (b) the opportunity to participate in and control all negotiations and proceedings with respect to demands for appraisal under the Corporation Law. The Company shall not, except with the prior written consent of Parent, voluntarily make or agree to make any payment with respect to any demands for appraisals of capital stock of the Company, offer to settle or settle any such demands or approve any withdrawal of any such demands.

SECTION 2.02. Payment for Shares. (a) Prior to the Effective Time, Parent will deposit or cause to be deposited, with a U.S. bank or trust company designated by Parent and reasonably acceptable to the Company (the “Paying Agent”), in trust for the benefit of holders of the Shares, sufficient cash to make the payments due pursuant to Section 1.06 on a timely basis to holders of Shares that are issued and outstanding immediately prior to the Effective Time (such amounts being hereinafter referred to as the “Payment Fund”). The Paying Agent shall, pursuant to irrevocable instructions, make the payments provided for in the preceding sentence out of the Payment Fund. Such funds may be invested by the Paying Agent as directed by Parent or the Surviving Corporation; provided, that (i) no such investment gains or losses thereon shall affect the Merger Consideration payable to the holders of Shares and following any losses that result in the amount of funds in the Payment Fund being insufficient to pay the portion of the aggregate Merger Consideration that remains unpaid, Parent shall promptly provide additional funds to the Paying Agent for the benefit of the former stockholders of the Company to the extent of such insufficiency and (ii) such investments shall be in obligations of, or guaranteed by, the United States of America. The Payment Fund shall not be used for any other purpose, except as provided in this Agreement.

(b) As soon as reasonably practicable after the Effective Time and in any event not later than the fifth (5th) Business Day following the Effective Time, the Surviving Corporation shall cause the Paying Agent to mail to each Person (as defined below) who, as of the Effective Time, was the record holder of Shares whose Shares were converted into the

Merger Consideration pursuant to Section 1.06: (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the certificates that immediately prior to the Effective Time represented Shares (the “Certificates”) shall pass, only upon proper delivery of the Certificates to the Paying Agent) and (ii) instructions for use in effecting the surrender of the Certificates (or affidavits of loss in lieu thereof) or non-certificated Shares represented by book-entry (“Book-Entry Shares”) in exchange for the Merger Consideration. Following surrender to the Paying Agent of a Certificate (or affidavit of loss in lieu thereof and bond as provided in Section 2.02(c)) or Book-Entry Shares, together with such letter of transmittal duly executed, the holder of such Certificate or Book-Entry Shares shall be paid in exchange therefor cash in an amount (subject to any applicable withholding Tax (as defined below)) equal to the product of the number of Shares represented by such Certificate (or affidavit of loss in lieu thereof) or Book-Entry Shares multiplied by the Merger Consideration, and such Certificate shall forthwith be canceled. No interest will be paid or accrued on the cash payable upon the surrender of the Certificates or Book-Entry Shares. If payment is to be made to a Person other than the Person in whose name the Certificate surrendered is registered, it shall be a condition of payment that the Certificate so surrendered shall be properly endorsed or otherwise in proper form for transfer and that the Person requesting such payment pay any transfer or other Taxes required by reason of the payment to a Person other than the registered holder of the Certificate surrendered or establish to the satisfaction of the Surviving Corporation that such Tax has been paid or is not applicable. From and after the Effective Time and until surrendered in accordance with the provisions of this Section 2.02, each Certificate shall represent for all purposes solely the right to receive, in accordance with the terms hereof, the Merger Consideration in cash multiplied by the number of Shares evidenced by such Certificate, without any interest thereon.

(c) If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond in such reasonable amount as the Surviving Corporation or the Paying Agent may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will deliver in exchange for such lost, stolen or destroyed Certificate the applicable Merger Consideration with respect to the Shares formerly represented thereby.

(d) Any portion of the Payment Fund (including the proceeds of any investments thereof) that remains unclaimed by the former stockholders of the Company for one (1) year after the Effective Time shall be delivered to the Surviving Corporation. Any former stockholders of the Company who have not complied with this Section 2.02 prior to the end of such one (1) year period shall thereafter look only to the Surviving Corporation (subject to abandoned property, escheat or other similar Laws) but only as general creditors thereof for payment of their claim for the Merger Consideration, without any interest thereon. Neither Parent nor the Surviving Corporation shall be liable to any holder of Shares for any amounts (whether in respect of such Shares or otherwise) delivered from the Payment Fund or otherwise to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificates shall not have been surrendered immediately prior to the date that such unclaimed funds would otherwise become subject to any abandoned property, escheat or similar Law, any unclaimed funds payable with respect to such Certificates shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, and any former holder of Shares who has not theretofore complied with this Section 2.02 shall thereafter look only to the Surviving Corporation for payment of their claim for Merger Consideration, without any interest thereon.

SECTION 2.03. Closing of the Company’s Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed and no transfer of Shares shall thereafter be made. If, after the Effective Time, Certificates are presented to the Surviving Corporation for transfer, they shall be canceled and exchanged for the Merger Consideration as provided in this Article II.

SECTION 2.04. Existing Equity Awards. (a) Each unvested option to purchase Shares granted pursuant to the terms of the Motorola Mobility Holdings, Inc. 2011 Incentive Compensation Plan (together with the Motorola Mobility Holdings, Inc. Legacy Incentive Plan, the “Stock Plans”) (each such unvested option, an “Existing Rollover Stock Option,” and collectively, the “Existing Rollover Stock Options”) that is outstanding immediately prior to the Effective Time, shall, as of the Effective Time, be converted into an option (an “Assumed Stock Option”) to acquire the number of shares of Class A Common Stock, par value $0.001 per share, of Parent (“Parent Common Stock”) (rounded down to the nearest whole share) that is equal to the product obtained by multiplying (i) the number of Shares subject to the holder’s Existing Rollover Stock Option immediately prior to the Effective Time, by (ii) the quotient obtained by dividing (A) the Merger Consideration by (B) the average closing price per share of Parent Common Stock on the Nasdaq Global Select Market (“NASDAQ”) for the five (5) trading day period ending on the trading day preceding the date of Closing (the “Closing Date”) or, if Parent Common Stock was not available for trading on the NASDAQ on the day preceding the Closing Date, on the last day prior to the day preceding the Closing Date that Parent Common Stock was available for trading on the NASDAQ (the “Parent Stock Price” and such quotient, the “Exchange Ratio”), which option shall have an exercise price per share of Parent Common Stock equal to the quotient (rounded up to the nearest whole cent) obtained by dividing (x) the exercise price per Share of such Existing Rollover Stock Option in effect immediately prior to the Effective Time by (y) the Exchange Ratio. The term, vesting schedule and all of the other terms of each Assumed Stock Option shall otherwise remain unchanged and identical, subject to the rights of Parent to amend or modify any such Assumed Stock Option in accordance with the terms of the corresponding Existing Rollover Stock Option and applicable Law. Notwithstanding the foregoing, Existing Rollover Stock Options shall not include any option granted in respect of director service and no such option shall be subject to the terms of this Section 2.04(a).

(b) Each option to purchase Shares granted pursuant to the Stock Plans, other than any Existing Rollover Stock Option, whether vested or unvested (each, an “Existing Cash-Out Stock Option,” and collectively, the “Existing Cash-Out Stock Options,” and together with the Existing Rollover Stock Options, the “Existing Stock Options”) that is outstanding immediately prior to the Effective Time, shall, as of the Effective Time, become fully vested and be converted into the right at the Effective Time to receive an amount, payable in cash, equal to the product obtained by multiplying (i) the total number of Shares subject to such Existing Cash-Out Stock Option, by (ii) the excess, if any, of the amount of the Merger Consideration over the exercise price per share of the Shares subject to the Existing Cash-Out Stock Option (with the aggregate amount of such payment rounded to the nearest cent) less such amounts as are required to be withheld or deducted under the Code or any provision of state, local or foreign Tax Law with respect to the making of such payment. The Surviving Corporation shall pay to the holders of Existing Cash-Out Stock Options the cash payments described in this Section 2.04(b) on or as soon as reasonably practicable after the Closing Date, but in any event within ten (10) Business Days following the Closing Date.

(c) Each award of restricted Shares granted pursuant to the Motorola Mobility Holdings, Inc. 2011 Incentive Compensation Plan (each, an “Existing Restricted Stock Award”) outstanding immediately prior to the Effective Time (after giving effect to the relevant accelerated vesting requirements contained in the Motorola Mobility Holdings, Inc. 2011 Incentive Compensation Plan and the grant agreements pursuant thereto) shall, as of the Effective Time, be converted into an award (an “Assumed Restricted Stock Award”) with respect to the number of restricted shares of Parent Common Stock (rounded to the nearest whole share) that is equal to the product obtained by multiplying (i) the number of Shares subject to the holder’s Existing Restricted Stock Award, by (ii) the Exchange Ratio. The vesting schedule and all of the other terms of each Assumed Restricted Stock Award shall otherwise remain unchanged and identical to the terms of the corresponding Existing Restricted Stock Award, subject to the rights of Parent to amend or modify any such Assumed Restricted Stock Award in accordance with the terms of the corresponding Existing Restricted Stock Award and applicable Law.

(d) Each restricted stock unit award with respect to Shares granted pursuant to the terms of the Motorola Mobility Holdings, Inc. 2011 Incentive Compensation Plan which is outstanding immediately prior to the Effective Time (each, an “Existing Rollover RSU Award,” and collectively, the “Existing Rollover RSU Awards”) shall, as of the Effective Time, be converted into a restricted stock unit award (an “Assumed RSU Award”) with respect to a number of shares of Parent Common Stock (rounded to the nearest whole share) that is equal to the product obtained by multiplying (i) the number of Shares subject to the holder’s Existing Rollover RSU Award by (ii) the Exchange Ratio. The vesting schedule, and all of the other terms of each Assumed RSU Award shall otherwise remain unchanged and identical to the terms of the corresponding Existing Rollover RSU Award, subject to the rights of Parent to amend or modify any such Assumed RSU Award in accordance with the terms of the corresponding Existing Rollover RSU Award and applicable Law. Existing Rollover RSU Awards shall not include any restricted stock unit award granted in respect of service as a director that by its terms would be settled at the Effective Time or upon a director’s departure from the Board of Directors of the Company and no such restricted stock unit award shall be subject to the terms of this Section 2.04(d).

(e) At the Effective Time, (i) each restricted stock unit award with respect to Shares, other than any Existing Rollover RSU Award (each, an “Existing Cash-Out RSU Award,” and collectively, the “Existing Cash-Out RSU Awards,” and together with the Existing Rollover RSU Awards, the “Existing RSU Awards,”) and (ii) each deferred stock unit award with respect to Shares (each, an “Existing DSU Award,” and collectively, the “Existing DSU Awards,” and together with the Existing Cash-Out RSU Awards, the “Existing Cash-Out Stock Awards”), in each case, granted pursuant to the terms of the Stock Plans, that is outstanding immediately prior to the Effective Time, shall cease to represent a right or award with respect to Shares, shall become fully vested and shall entitle the holder thereof to receive, at the Effective Time, an amount in cash equal to the Merger Consideration in respect of each Share underlying such Existing Cash-Out Stock Award, less such amounts as are required to be withheld or deducted under the Code or any provision of state, local or foreign Tax Law with respect to the making of such payment. The Surviving Corporation shall pay to the holders of Existing Cash-Out Stock Awards the cash payments described in this Section 2.04(e) on or as soon as reasonably practicable after the Closing Date, but in any event within ten (10) Business Days following the Closing Date.

(f) As soon as practicable following the date of this Agreement, the Board of Directors of the Company or the appropriate committee of the Board of Directors of the Company shall take all reasonable actions, including adopting any necessary resolutions, to (i) terminate the Company’s Employee Stock Purchase Plan (the “ESPP”) as of immediately prior to the Closing Date, (ii) ensure that no offering period under the ESPP shall be commenced on or after the date of this Agreement, (iii) if the Closing shall occur prior to the end of the offering period in existence under the ESPP on the date of this Agreement, cause a new exercise date to be set under the ESPP, which date shall be the Business Day immediately prior to the anticipated Closing Date, (iv) prohibit participants in the ESPP from altering their payroll deductions from those in effect on the date of this Agreement (other than to discontinue their participation in the ESPP in accordance with the terms and conditions of the ESPP) and (v) provide that the amount of the accumulated contributions of each participant under the ESPP as of immediately prior to the Effective Time shall, to the extent not used to purchase Shares in accordance with the terms and conditions of the ESPP (as amended pursuant to this Section 2.04(f), be refunded to such participant as promptly as practicable following the Effective Time (without interest).

(g) Prior to the Effective Time, the Company shall take all necessary or appropriate action to effectuate the provisions of this Section 2.04. As of the Effective Time, Parent shall assume the obligations and succeed to the rights of the Company under the Stock Plans with respect to the Existing Rollover Stock Options (as converted into Assumed Stock Options), the Existing Restricted Stock Awards (as converted into Assumed Restricted Stock Awards) and the Existing Rollover RSU Awards (as converted into Assumed RSU Awards).

(h) All of the conversions and adjustments made pursuant to Section 2.04(a), Section 2.04(b), Section 2.04(c), Section 2.04(d) or Section 2.04(e), including without limitation, the determination of the number of shares of Parent Common Stock subject to any award and the exercise price of the Assumed Stock Options, shall be made in a manner consistent with the requirements of Section 409A of the Code. As soon as practicable after the Effective Time, Parent shall prepare and file with the SEC (as defined below) a Form S-8 (or file such other appropriate form) registering a number of shares of Parent Common Stock necessary to fulfill Parent’s obligations under Section 2.04(a), Section 2.04(c) and Section 2.04(d).

ARTICLE III

REPRESENTATIONS AND WARRANTIES

OF THE COMPANY

Except, with respect to any Section of this Article III, (i) as set forth in the Section of the disclosure letter dated the date hereof and delivered by the Company to Parent with respect to this Agreement on the date hereof (the “Disclosure Letter”) that specifically corresponds to such Section (or in any other Section of the Disclosure Letter if it is reasonably apparent upon reading the disclosure in such other Section that such disclosure is responsive to the appropriate Section of this Article III) and (ii) as disclosed in the Company SEC Reports (as defined below) filed or furnished by the Company to the U.S. Securities and Exchange Commission (the “SEC”) filed on or after November 30, 2010 and prior to the date hereof (to the extent such disclosure does not constitute a “risk factor” or forward-looking statement), the Company represents and warrants to Parent and Merger Sub as follows:

SECTION 3.01. Organization and Qualification. The Company and each of its Subsidiaries is (a) a duly organized and validly existing entity in good standing (to the extent such concepts are recognized in the applicable jurisdiction) under the Law of its jurisdiction of incorporation, (b) with all corporate power and authority to own its properties and conduct its business as currently conducted and is duly licensed, qualified and in good standing as a foreign corporation authorized to do business in each of the jurisdictions in which the character of the properties owned or held under lease by it or the nature of the business transacted by it makes such qualification necessary, except (i) in the case of (a), with respect to the Subsidiaries, where the failure to be so duly organized or validly existing, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect (as defined below), and (ii) in the case of (b), where the failure to have such corporate power or authority, or to be so licensed, qualified or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect. The Company has heretofore made available to Parent copies that are true, correct and complete of the Certificate of Incorporation and Bylaws of the Company as in effect as of the date of this Agreement. Neither the Company nor any of its Subsidiaries owns, directly or indirectly, any interest in any Person, other than interest in the Company’s Subsidiaries and immaterial interests.

SECTION 3.02. Capitalization. (a) The authorized capital stock of the Company consists of 900,000,000 Shares and 500,000 shares of preferred stock, par value $0.01 per share (the “Preferred Stock”). As of the close of business on the Business Day immediately preceding the date hereof, 298,022,521 Shares were issued and outstanding, no shares of Preferred Stock were issued and outstanding and 794,656 Shares were held in the Company’s treasury. In addition, as of the end of the Business Day on August 11, 2011, there were outstanding Existing Stock Options to purchase an aggregate of 23,555,133 Shares, Existing Restricted Stock Awards with respect to an aggregate of 318,792 Shares, Existing RSU Awards with respect to an aggregate of 8,417,987 Shares, and Existing DSU Awards with respect to an aggregate of 37,670 Shares. Since such date, and prior to the date hereof, the Company has not issued any Shares, has not granted any options, restricted stock, warrants or rights or entered into any other agreements or commitments that might require it to issue any Shares, or granted any other awards in respect of any Shares and has not split, combined or reclassified any of its shares of capital stock, other than Shares issuable upon exercise of the Existing Stock Options, upon the settlement of Existing Restricted Stock Awards, Existing RSU Awards or the Existing DSU Awards. All of the Shares outstanding have been duly authorized and validly issued and are fully paid and nonassessable and are free of preemptive rights.

(b) Except for the Existing Stock Options, the Existing Restricted Stock Awards, the Existing RSU Awards and the Existing DSU Awards, there are on the date hereof no outstanding (i) securities of the Company convertible into or exchangeable for shares of capital stock or voting securities or ownership interests in the Company, (ii) options, warrants, rights or other agreements or commitments to acquire from the Company, or obligations of the Company to issue, any capital stock, voting securities or other equity ownership interests in (or securities convertible into or exchangeable for capital stock or voting securities or other equity ownership interests in) the Company, (iii) obligations of the Company to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment relating to any capital stock, voting securities or other ownership interests in the Company (the items in clauses (i), (ii) and (iii) of this Section 3.02(b), together with the capital stock of the Company, being referred to collectively as “Company Securities”) or (iv) obligations (excluding Taxes and other fees) by the Company or any of its Subsidiaries to make any payments based on the market price or value of the Shares. As of the date of this Agreement, neither the Company nor any of its Subsidiaries has outstanding obligations to purchase, redeem or otherwise acquire any Company Securities.

(c) The Company or another of its Subsidiaries is the record and beneficial owner of all the outstanding shares of capital stock of each material Subsidiary of the Company (except for directors’ qualifying shares or the like), free and clear of any lien, mortgage, pledge, charge, irrevocable proxy, security interest or encumbrance of any kind (each, but excluding any license of Intellectual Property Rights (as defined below), a “Lien”), except where the failure to be so free and clear, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect. There are no outstanding (i) securities of the Company or any of its Subsidiaries convertible into or exchangeable for shares of capital stock or other voting securities or ownership interests in any Subsidiary of the Company, (ii) options, restricted stock, warrants, rights or other agreements or commitments to acquire from the Company or any of its Subsidiaries, or obligations of the Company or any of its Subsidiaries to issue, any capital stock, voting securities or other ownership interests in (or securities convertible into or exchangeable for capital stock or voting securities or other ownership interests in) any Subsidiary of the Company, (iii) obligations of the Company or any of its Subsidiaries to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment relating to any capital stock, voting securities or other ownership interests in any Subsidiary of the Company (the items in clauses (i), (ii) and (iii) of this Section 3.02(c), together with the capital stock of such Subsidiaries, being referred to collectively as “Subsidiary Securities”) or (iv) obligations (excluding Taxes and other fees) of the Company or any of its Subsidiaries to make any payment based on the value of any shares of any Subsidiary of the Company. There are no outstanding obligations of the Company or any of its Subsidiaries to purchase, redeem or otherwise acquire any outstanding Subsidiary Securities. There are no voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the voting of capital stock of any material Subsidiary of the Company.

SECTION 3.03. Authority for this Agreement; Board Action. (a) The Company has all necessary corporate power and authority to execute and deliver this Agreement and, subject to the adoption of the agreement of merger (as such term is used in Section 251 of the Corporation Law) contained in this Agreement by the holders of a majority of the outstanding Shares prior to the consummation of the Merger and the filing of the Certificate of Merger with the Secretary of State of Delaware, to consummate the transactions contemplated hereby and to perform its obligations hereunder. The execution and delivery of this Agreement, including the agreement of merger (as such term is used in Section 251 of the Corporation Law) contained in this Agreement, by the Company and the consummation by the Company of the transactions contemplated hereby, including the Merger, have been duly and validly authorized by the Board of Directors of the Company and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions contemplated hereby or to perform its obligations hereunder, other than, with respect to completion of the Merger, the adoption of the agreement of merger (as such term is used in Section 251 of the Corporation Law) contained in this Agreement by the holders of a majority of the outstanding Shares prior to the consummation of the Merger and the filing of the Certificate of Merger with the Secretary of State of Delaware. This Agreement has been duly and validly executed and delivered by the Company and, assuming this Agreement constitutes the legal, valid and binding agreement of the Parent and Merger Sub, constitutes a legal, valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (ii) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

(b) The Company’s Board of Directors (at a meeting or meetings duly called and held) has unanimously (i) determined that the Merger is advisable and fair to and in the best interests of, the stockholders of the Company, (ii) approved and declared advisable this Agreement, including the agreement of merger (as such term is used in Section 251 of the Corporation Law) contained in this Agreement, (iii) resolved to recommend the adoption of the agreement of merger (as such term is used in Section 251 of the Corporation Law) contained in this Agreement by the stockholders of the Company (the “Company Board Recommendation”) and (iv) adopted a resolution irrevocably resolving to elect that any other “moratorium,” “control share acquisition,” “business combination,” “fair price” or other form of anti-takeover Laws or regulations (collectively, “Takeover Laws”) of any jurisdiction that purports to be applicable to the Company, Parent, Merger Sub, the Merger or this Agreement, shall not be applicable to the Company, Parent, Merger Sub, the Merger or this Agreement.

SECTION 3.04. Consents and Approvals; No Violation. Neither the execution, delivery and performance of this Agreement by the Company, the consummation of the transactions contemplated hereby, nor the compliance by the Company with any of the provisions hereof will (a) violate or conflict with or result in any breach of any provision of the Certificate of Incorporation or Bylaws of the Company or other similar governing documents of any of the Company’s Subsidiaries, (b) require any material consent, approval, authorization or permit of, or filing with or notification to, any supranational, national, foreign, federal, state or local government or subdivision thereof, or governmental, judicial, legislative, executive, administrative or regulatory authority, agency, commission, tribunal or body (a “Governmental Entity”), (c) violate, conflict with, or result in a breach of any provision of, or require any consent, waiver or approval or result in a default or loss or reduction of any rights (or give rise to any right of termination, cancellation, modification or acceleration, or trigger any requirement or option for additional consideration, or any event that, with the giving of notice, the passage of time or otherwise, would constitute a default or loss or reduction of any rights or give rise to any such right) under any of the terms, conditions or provisions of any note, license, agreement, contract, indenture or other instrument or obligation to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any of their respective assets may be bound, (d) result (or, with the giving of notice, the passage of time or otherwise, would result) in the creation or imposition of any Lien on any asset of the Company or any of its Subsidiaries or (e) violate any Law or Order (as defined below) applicable to the Company or any of its Subsidiaries or by which any of their respective assets are bound, except (i) in the case of each of clauses (a) (with respect to the Company’ Subsidiaries), (c), (d) and (e) of this Section 3.04, for such violations, conflicts, breaches, defaults or Liens which, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect or prevent or materially delay or impede the consummation of the transactions contemplated by this Agreement or the ability of the Company to perform its covenants or obligations under this Agreement, (ii) in the case of each of clauses (b), (c), (d) and (e) of this Section 3.04, (A) as may be required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), Council Regulation (EC) No. 139/2004 of 20 January 2004 on the control of concentrations between undertakings (published in the Official Journal of the European Union on January 29, 2004 at L 24/1) (the “EC Merger Regulation”) or any other applicable federal, state or foreign Law, Order or other legal restraint designed to govern foreign investment, competition or prohibit, restrict or regulate actions with the purpose or effect of monopolization or restraint of trade (collectively, the “Antitrust Laws”), (B) the applicable requirements of the Securities Exchange Act of 1934, as amended and the rules and regulations promulgated thereunder (the “Exchange Act”), (C) the filing and recordation of appropriate merger documents as required by the Corporation Law, or (D) the applicable requirements of the New York Stock Exchange, and (iii) in the case of each of clauses (b), (c), (d) and (e) of this Section 3.04, for such violations, conflicts, breaches, defaults or Liens as may arise as a result of facts or circumstances relating to Parent or its Affiliates (as defined below) or Laws or contracts binding on Parent or its Affiliates, in each case of this clause (iii), that are not known to the Company.

SECTION 3.05. Reports; Financial Statements. (a) Since November 30, 2010, (i) the Company has timely filed or furnished all reports, schedules, forms, statements and other documents required to be filed or furnished by it with the SEC, all of which have complied as of their respective filing dates in all material respects with all applicable requirements of the Securities Act of 1933, as amended and the rules and regulations promulgated thereunder (the “Securities Act”), the Exchange Act and the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated thereunder (the “Sarbanes-Oxley Act”) and (ii) the Company will file prior to the Effective Time all reports, schedules, forms, statements and other documents required to be filed or furnished by it with the SEC prior to such time. No executive officer of the Company has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act with respect to any report, schedule, form, statement or other document filed or furnished by the Company with the SEC since November 30, 2010 (the “Company SEC Reports”). None of the Company SEC Reports, including any financial statements or schedules included or incorporated by reference therein, at the time filed, contained (or will contain when filed) any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to the Company SEC Reports. None of the Company’s Subsidiaries is required to file periodic reports with the SEC pursuant to the Exchange Act and prior to November 30, 2010, the Company was not required to file periodic reports with the SEC pursuant to the Exchange Act.

(b) The audited and unaudited consolidated financial statements (including the related notes thereto) of the Company included (or incorporated by reference) in the Company SEC Reports have been prepared (or when so filed will be) in accordance with U.S. generally accepted accounting principles applied on a consistent basis (“GAAP”) throughout the periods involved (subject, in the case of the unaudited statements, to normal year-end audit adjustments and to any other adjustments set forth therein including the notes thereto) and fairly present in all material respects the consolidated financial position of the Company and its Subsidiaries as of their respective dates, and the consolidated income, stockholders equity, results of operations and changes in consolidated financial position or cash flows for the periods presented therein (except as may be set forth therein or in the notes thereto). All of the Company’s Subsidiaries are consolidated for accounting purposes.

(c) The Company and its Subsidiaries have implemented and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. The Company (i) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) designed to ensure that material information relating to the Company, including its consolidated Subsidiaries, is made known to the Chief Executive Officer and the Chief Financial Officer of the Company by others within those entities, and (ii) has disclosed, based on its most recent evaluation prior to the date hereof, to the Company’s outside auditors and the audit committee of the Board of Directors of the Company (A) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting. To the knowledge of the Company, as of the date hereof, the Company’s Chief Executive Officer and Chief Financial Officer will be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when due.

(d) Since July 1, 2010 through the date of this Agreement, to the knowledge of the Company, (i) none of the Company, any of its Subsidiaries or any director, officer, or auditor of the Company or any of its Subsidiaries has received, or otherwise had or obtained knowledge of, any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices and (ii) no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its

Subsidiaries, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by the Company or any of its officers, directors, employees or agents to the Board of Directors of the Company or any committee thereof or to any director or officer of the Company.

(e) Neither the Company nor any of its Subsidiaries has any liabilities of any nature, whether accrued, absolute, fixed, contingent or otherwise, whether due or to become due and whether or not required to be recorded or reflected on a balance sheet under GAAP, other than (i) such liabilities (A) disclosed, reflected or reserved against in the financial statements of the Company included in the Company SEC Reports filed and available prior to the date hereof (including any notes thereto) or (B) incurred in the ordinary course of business consistent with past practice since December 31, 2010, which, in the case of clause (B) only, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect, (ii) such liabilities arising or resulting from an existing contract, or a contract entered into in compliance with this Agreement, except to the extent that such liabilities arose or resulted from a breach or a default of such contract or (iii) such liabilities which have been discharged or paid in full in the ordinary course of business as of the date of this Agreement.

(f) Section 3.05(f) of the Disclosure Letter sets forth the amount of cash held by the Company or its Subsidiaries, as of July 2, 2011, in each jurisdiction in which Company cash is held and the portion of such cash in each jurisdiction that constitutes “restricted” cash for purposes of GAAP.

(g) As of the date of this Agreement, there are no transactions, agreements, arrangements or understandings involving the Company or its Subsidiaries that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act.

SECTION 3.06. Absence of Certain Changes. Since December 31, 2010, (a) there has not been a Material Adverse Effect, (b) through the date of this Agreement, the Company and its Subsidiaries have conducted their respective businesses only in the ordinary course of business consistent with past practice, except for the negotiation, execution, delivery and performance of this Agreement and (c) neither the Company nor any of its Subsidiaries has taken any action that, if taken after the date hereof without the consent of Parent, would constitute a breach of clause (d)(i), (d)(ii), (h), (o), (u), (v), (w) or (x) of Section 5.01.

SECTION 3.07. Proxy Statement. The letter to stockholders, notice of meeting, proxy statement and form of proxy that will be provided to stockholders of the Company in connection with the Merger (including any amendments or supplements thereto) and any annexes, schedules or exhibits required to be filed with the SEC in connection therewith (collectively, the “Proxy Statement”) will not, on the date of filing with the SEC, at the time the Proxy Statement is first mailed or at the time of the Special Meeting (as defined below), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, or to correct any statement made in any earlier communication with respect to the solicitation of any proxy or approval for the Merger, except that no representation or warranty is made by the Company with respect to information supplied in writing by Parent, Merger Sub or any Representative (as defined below) or Affiliate of Parent or Merger Sub expressly for inclusion therein. The Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act.

SECTION 3.08. Brokers; Certain Expenses. No agent, broker, investment banker, financial advisor or other firm or Person (other than Qatalyst Partners L.P. and Centerview Partners LLC (each, a “Company Financial Advisor”)), whose fees and expenses shall be paid by the Company, is or shall be entitled to receive any brokerage, finder’s, financial advisor’s, transaction or other fee or commission in connection with this Agreement or the transactions contemplated hereby based upon agreements made by or on behalf of the Company or any of its Subsidiaries. A true, correct and complete copy of each Company Financial Advisor’s engagement letter has been furnished to Parent.

SECTION 3.09. Employee Benefit Matters/Employees. (a) Section 3.09(a)(i) of the Disclosure Letter contains a true, correct and complete list identifying each material Company Employee Plan. For purposes of this Agreement, “Company Employee Plan” means each “employee pension benefit plan” (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) (whether or not subject to ERISA), each “employee welfare benefit plan” (as defined in Section 3(1) of ERISA) (whether or not subject to ERISA) and any other plan, program, agreement, arrangement, policy, practice, contract, fund or commitment providing for pension, severance or retention benefits, profit-sharing, fees, bonuses, retention, stock ownership, stock options, stock appreciation, stock purchase or other stock-related benefits, incentive or deferred compensation, vacation benefits, life or other insurance (including any self-insured arrangements), health or medical benefits, dental benefits, employee assistance programs, salary continuation, unemployment benefits, disability or sick leave benefits, workers’ compensation benefits, relocation, post-employment or retirement benefits (including compensation, pension, health, medical and life insurance benefits) or other form of benefits which is or has been maintained, administered, participated in or contributed to by the Company or any entity that, together with the Company, would be treated as a single employer under Section 414 of the Code (an “ERISA Affiliate”) and covers any employee or former employee of the Company or any of its Subsidiaries, or with respect to which the Company or any of its Subsidiaries has any material liability; provided, however, that Company Employee Plans shall not include any “multiemployer plan” (as defined in Section 3(37) of ERISA) (a “Multiemployer Plan”) or any International Employee Plan. For purposes of this Agreement, the term “International Employee Plan” means each plan, program, agreement, arrangement, policy, practice, contract, fund or commitment that is subject to or governed by the laws of any jurisdiction other than the United States, and which would have been treated as a Company Employee Plan had it been a United States plan, program, agreement, arrangement, policy, practice, contract, fund or commitment. To the knowledge of the Company, Section 3.09(a)(ii) of the Disclosure Letter contains a true, correct and complete list identifying each material International Employee Plan. Prior to the date hereof, the Company has provided or made available to Parent true, correct and complete copies of each of the following, as applicable, with respect to each material Company Employee Plan: (i) the plan document or agreement, including any material amendments thereto; (ii) the most recent (A) Form 5500 and attached schedules, (B) audited financial statements, (C) actuarial valuation reports and (D) summary plan description; (iii) the most recent determination or opinion letter, if any, received from the Internal Revenue Service; and (iv) any material written communications to or from any Governmental Entity.

(b) With respect to each Company Employee Plan, (i) all material payments due from the Company or any of its Subsidiaries to date have been timely made or accrued in accordance with GAAP, (ii) each such Company Employee Plan which is intended to qualify under Section 401(a) of the Code has received a favorable determination letter from the Internal Revenue Service with respect to such qualification or has pending or has time remaining in which to file, an application for such determination from the Internal Revenue Service, and to the knowledge of the Company, no event or circumstance exists or has occurred that has or is likely to adversely affect the qualified status of such Company Employee Plan, (iii) there are no material actions, suits or claims pending (other than routine claims for benefits) or, to the knowledge of the Company, threatened with respect to such Company Employee Plan or against the assets of such Company Employee Plan and (iv) it has been operated and administered in compliance with its terms and with all applicable Laws and regulations, including ERISA and the Code (including Section 409A of the Code), and all applicable Orders, in each case, in all material respects.

(c) Neither the Company nor any ERISA Affiliate of the Company has incurred or reasonably expects to incur any material unpaid liability pursuant to Title IV of ERISA and to the knowledge of the Company no condition exists that could cause the Company or any ERISA Affiliate of the Company (including, after the Effective Time, Parent and any of its Affiliates) to incur any such material liability with respect to any Company Employee Plan (other than liability for benefits or premiums payable to the Pension Benefit Guaranty Corporation (the “PBGC”) arising in the ordinary course that are not yet due).

(d) At no time during the six (6) years immediately preceding the date of this Agreement has the Company or any of its Subsidiaries had any obligation to contribute to or incurred any withdrawal liability (within the meaning of Section 4201 of ERISA) with respect to any Multiemployer Plan and the Company has no liability with respect to any outstanding claims for withdrawal liability that were previously assessed by any Multiemployer Plan. No Company Employee Plan is (i) a “defined benefit plan” (as defined in Section 414 of the Code), (ii) a “multiple employer” plan (as defined in Section 4063 or 4064 of ERISA) (in each case under clause (i) or (ii) whether or not subject to ERISA) or (iii) subject to Section 302 of ERISA, Section 412 of the Code or Title IV of ERISA. With respect to each Company Employee Plan that is a “welfare plan” (as defined in Section 3(1) of ERISA) (whether or not subject to ERISA), neither the Company nor any of its Subsidiaries has any material liability with respect to an obligation to provide welfare benefits, including death or medical benefits (whether or not insured), with respect to any Person beyond such Person’s retirement or other termination of service, other than coverage mandated by Section 4980B of the Code, by state Law (or other Law) or disability benefits under any employee welfare plan that have been fully provided for by insurance or otherwise.

(e) Except as has not resulted in and would not reasonably be expected to result in any material liability to the Company and its Subsidiaries taken as a whole, to the knowledge of the Company, no Company Employee Plan is under audit or is the subject of an investigation by the Internal Revenue Service, the U.S. Department of Labor, the SEC, the PBGC or any other Governmental Entity (and, without regard to the knowledge of the Company, the Company has not received written notice of any such audit or investigation) nor, to the knowledge of the Company, is any such audit or investigation threatened or anticipated with respect to any Company Employee Plan.

(f) Except as has not had and would not reasonably be expected to have a Material Adverse Effect, to the knowledge of the Company: (i) each International Employee Plan is, and has been during the last three (3) years, established, registered, qualified, administered, operated, funded and invested, in each case, where required, in compliance with the terms thereof and all applicable Laws, (ii) with respect to each International Employee Plan, all required filings and reports have been made in a timely manner with all Governmental Entities, (iii) all obligations of the Company and its Subsidiaries to or under the International Employee Plans (whether pursuant to the terms thereof or any applicable Laws) that have become due as of the date hereof have been satisfied, and there are no outstanding defaults or violations by the Company or any of its Subsidiaries with respect to such obligations, (iv) full payment has been made in a timely manner of all amounts which are required to be made as contributions, payments or premiums to or in respect of any International Employee Plan under applicable Law or under any International Employee Plan, (v) no Taxes, penalties or fees are owing, assessable and delinquent under any such International Employee Plan, (vi) no event has occurred with respect to any registered International Employee Plan which would result in the revocation of the registration of such International Employee Plan, or which would entitle any Person (without the consent of the sponsor of such International Employee Plan) to wind up or terminate any such International Employee Plan, in whole or in part, or could otherwise reasonably be expected to have an adverse effect on the Tax status of any such International Employee Plan, (vii) there have been no withdrawals of assets or transfers from any International Employee Plan, except in accordance with applicable Laws, (viii) neither the Company nor any of its Subsidiaries has any liability under any International Employee Plan with respect to an obligation to provide welfare benefits, including death or medical benefits (whether or not insured) with respect to any Person beyond such Person’s retirement or other termination of service, other than coverage mandated by applicable Law and (ix) no debt has arisen under Section 75 of the U.K. Pension Act 1995 in connection with any International Employee Plan.

(g) Except as otherwise specifically contemplated in this Agreement, with respect to each current employee, director or independent contractor of the Company or any of its Subsidiaries, the consummation of the transactions contemplated by this Agreement will not, either alone or upon the occurrence of any additional or subsequent events, whether contingent or otherwise: (i) result in any payment or benefit becoming due or payable to, or required to be provided to, any such Person, except to the extent such payment or benefit is provided pursuant to the Company’s broad-based severance plans as in effect on the date hereof (which has been provided pursuant to Section 3.09(a)), or the forgiveness of any indebtedness of such Person, in each case in excess of $500,000, (ii) result in the acceleration of the time of payment, vesting or funding of any compensation or benefits payable to any such Person, (iii) trigger any other material obligation to any such Person, (iv) limit or restrict the right to amend, terminate or transfer the asset of any Company Employee Plan on or following the Effective Time or (v) result in any amount failing to be deductible by reason of Section 280G of the Code. There is no contract, agreement, arrangement or policy to which the Company or any ERISA Affiliate is a party or by which it is bound to compensate any employee of the Company or its Subsidiaries for excise Taxes paid pursuant to Section 4999 of the Code.

(h) There are no collective bargaining agreements or other labor union contracts applicable as of the date of this Agreement to any employees of the Company or its Subsidiaries based in the United States. To the knowledge of the Company, Section 3.09(h) of the Disclosure Letter sets forth a true and complete list of all material collective bargaining agreements or other material labor union or works councils contracts applicable as of the date of this Agreement to any employees of the Company or any of its Subsidiaries based in jurisdictions outside of the United States, other than any such arrangements required by applicable Law. As of the date of this Agreement, none of the Company or any of its Subsidiaries has breached or otherwise failed to comply with any provision of any collective bargaining agreement or other labor union contract, except for any breaches or failures to comply that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect. Except as has not had and would not reasonably be expected to have a Material Adverse Effect, there is no pending or, to the knowledge of the Company, threatened labor strike, dispute, walkout, work stoppage, slowdown or lockout with respect to employees of the Company or any of its Subsidiaries, and no such strike, dispute, walkout, slowdown or lockout has occurred within the past three (3) years.

(i) To the knowledge of the Company, neither the Company nor any of its Subsidiaries has disseminated in writing any legally binding intent or commitment to create or implement any additional employee benefit plan that would be a Company Employee Plan if in existence on the date hereof, or to amend, modify or terminate any Company Employee Plan, in each case that would result in the incurrence of a material liability by the Company and its Subsidiaries taken as a whole.

(j) As of the date hereof, no current officer of the Company who is named in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010 under the heading “Executive Officers of Registrant” (each, a “Section 16 Officer”) has given written notice to the Company of his or her intent to terminate employment with the Company.

(k) Except as has not had and would not reasonably be expected to have a Material Adverse Effect: (i) the Company and each of its Subsidiaries (A) is and has been in compliance with all applicable U.S. Laws relating to employment and employment practices and those U.S. Laws relating to terms and conditions of employment, wages and hours, occupational safety and health and workers’ compensation and (B) has no charges or complaints relating to unfair labor practices or unlawful employment practices pending or, to the knowledge of the Company, threatened against it before any U.S. Governmental Entity, and (ii) to the knowledge of the Company, (A) neither the Company nor any of its Subsidiaries has any direct or indirect liability with respect to any misclassification of any person as an independent contractor rather than as an “employee,” or with respect to any Company Employee leased from another employer, (B) the Company and each of its Subsidiaries is and has been in compliance with all applicable non-U.S. Laws relating to employment and employment practices and those non-U.S. Laws relating to terms and conditions of employment, wages and hours, occupational safety and health and workers’ compensation and (C) neither the Company nor any of its Subsidiaries has any charges or complaints relating to unfair labor practices or unlawful employment practices pending or threatened against it before any non-U.S. Governmental Entity.

(l) Except as would not result in any material liability to the Company and its Subsidiaries taken as a whole, in the six (6) months prior to the date hereof, neither the Company nor any of its Subsidiaries has effectuated (i) a “plant closing” (as defined in the Worker Adjustment and Retraining Notification Act (the “WARN Act”) or any similar Law) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of the Company or any of its Subsidiaries or (ii) a “mass layoff” (as defined in the WARN Act, or any similar Law) affecting any site of employment or facility of the Company or any of its Subsidiaries.

(m) The per Share exercise price for each Existing Stock Option was equal to or greater than the fair market value of the underlying Shares on the applicable grant date (as adjusted for separation from Motorola Solutions, Inc., formerly known as Motorola, Inc.).

SECTION 3.10. Litigation. There is no complaint, claim, action, suit, litigation, proceeding or governmental or administrative investigation (each, an “Action”) pending or, to the knowledge of the Company, threatened against or relating to the Company or any of its Subsidiaries (and neither the Company nor any of its Subsidiaries has received notice of any Action), except for those Actions which, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect. Neither the Company nor any of its Subsidiaries is subject to any outstanding Order, except for those Orders which, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect.

SECTION 3.11. Tax Matters. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect:

(a) The Company and each of its Subsidiaries have timely filed all federal, state, local and foreign Tax returns, estimates, information statements and reports relating to any and all Taxes of the Company or any of its Subsidiaries or their respective operations (the “Returns”) required to be filed by applicable Law by the Company and each of its Subsidiaries as of the date hereof. All such Returns are true, correct and complete, and the Company and each of its Subsidiaries have timely paid all Taxes attributable to the Company or any of its Subsidiaries that were due and payable by them without regard to whether such Taxes have been assessed, except in each case with respect to matters contested in good faith or for which adequate reserves have been established.

(b) As of the date of this Agreement, there is no written claim or assessment pending or, to the knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries for any alleged deficiency in Taxes of the Company or any of its Subsidiaries, and there is no audit or investigation with respect to any liability of the Company or any of its Subsidiaries for Taxes. Neither the Company nor any of its Subsidiaries has granted any extension of the period of limitations for the assessment or collection of any Tax of the Company or any of its Subsidiaries for any taxable period that remains open to assessment.

(c) The Company and each of its Subsidiaries have withheld from their employees (and timely paid to the appropriate Governmental Entity) proper and accurate amounts for all periods through the date hereof in compliance with all Tax withholding provisions of applicable federal, state, local and foreign Laws (including, without limitation, income, social security, and employment Tax withholding for all types of compensation).

(d) The Company and each of its Subsidiaries have withheld (and timely paid to the appropriate Governmental Entity) proper and accurate amounts for all periods through the date hereof in compliance with all Tax withholding provisions of applicable federal, state, local and foreign Laws other than provisions of employee withholding (including, without limitation, withholding of Tax on dividends, interest, and royalties and similar income earned by nonresident aliens and foreign corporations and withholding of Tax on United States real property interests).

(e) Except for the Tax Sharing Agreement (as defined below) and commercial contracts entered into in the ordinary course of business containing customary Tax indemnification provisions, there is no contract or agreement in effect under which the Company or any of its Subsidiaries has, or may at any time in the future have, an obligation to contribute to the payment of any portion of a Tax of any Person (other than the Company or any of its Subsidiaries).

(f) Neither the Company nor any of its Subsidiaries (i) owes any amount under a Tax sharing, indemnification or allocation agreement (other than the Tax Sharing Agreement and commercial contracts entered into in the ordinary course of business containing customary Tax indemnification provisions) or (ii) has any liability for the Taxes of any Person (other than the Company, Former Parent (as defined below) or any of their respective Subsidiaries) under Treasury Regulation §1.1502-6 (or any similar provision of state, local or non-U.S. Law).

(g) None of the Company or its Subsidiaries has “participated” in a “listed transaction” within the meaning of Treasury regulation Section 1.6011-4(b)(2).

(h) The Company and its Subsidiaries have complied with all of their respective obligations under the Tax Sharing Agreement and the Company has furnished to Parent (i) a copy of the executed “Unqualified Tax Opinion” (as defined in the Tax Sharing Agreement) delivered by the Company’s tax counsel to Former Parent on or prior to the date hereof with respect to the Merger and (ii) a copy of the executed certificate delivered to the Company by Former Parent on or prior to the date hereof to the effect that such “Unqualified Tax Opinion” with respect to the Merger constitutes an “Unqualified Tax Opinion” in form and substance satisfactory to Former Parent for purposes of Section 7.02(d) of the Tax Sharing Agreement.

(i) For purposes of this Agreement, “Tax” or, collectively, “Taxes” shall mean any and all U.S. federal, state, local and non-U.S. taxes, assessments and other governmental charges, duties (including stamp duty), impositions and Liabilities, including capital gains tax, taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, and value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, escheat, excise and property taxes as well as public imposts, fees and social security charges (including health, unemployment, workers’ compensation and pension insurance), together with all interest, penalties, and additions imposed by a Governmental Entity with respect to such amounts.

(j) This Section 3.11 and Section 3.9 contain the sole representations and warranties of the Company with respect to Tax matters.

SECTION 3.12. Compliance with Law; Permits. Neither the Company nor any of its Subsidiaries is or has been since January 1, 2010 in conflict with, in default or, with notice, lapse of time or both, would be in default, with respect to or in violation of any (i) statute, law, ordinance, rule, regulation or requirement of a Governmental Entity (each, a “Law”) or (ii) order, judgment, writ, decree or injunction issued by any court, agency or other Governmental Entity (each, an “Order”) applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound or affected (including, without limitation, privacy Laws or Laws relating to the collection, use, or disclosure of personally identifiable information), except, in each case of clauses (i) and (ii), for those defaults which, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect. The Company and each of its Subsidiaries have all permits, licenses, authorizations, consents, approvals and franchises from Governmental Entities required to conduct their businesses as currently conducted (“Permits”) and such Permits are valid and in full force and effect, except where the failure to have such Permits or for such Permits to be valid and in full force and effect, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect. As of the date of this Agreement, neither the Company nor any of its Subsidiaries has received written notice from any Governmental Entity threatening to revoke, or indicating that it is investigating whether to revoke, any such Permit, except for such Permits which, if revoked, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect. The Company and each of its Subsidiaries are in material compliance with the terms of such Permits, except for such failures to be in compliance which, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect. Notwithstanding anything contained in this Section 3.12, no representation or warranty shall be deemed to be made in this Section 3.12 in respect of the matters referenced in Section 3.05 or in respect of environmental, Tax, employee benefits or labor Laws matters. All outstanding securities of the Company have been offered and issued in compliance in all material respects with all applicable securities laws, including the Securities Act and “blue sky” laws.

SECTION 3.13. Environmental Matters. (a) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect, (i) each of the Company and its Subsidiaries is and has been in compliance with all applicable Environmental Laws (as defined below); (ii) there is no Action relating to or arising under Environmental Laws that is pending or, to the knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries or any real property currently owned by the Company or any of its Subsidiaries; (iii) neither the Company nor its Subsidiaries has received since January 1, 2010 any notice of or entered into or assumed (by contract or operation of Law or otherwise), any obligation, liability, Order or settlement relating to or arising under Environmental Laws; (iv) no facts, circumstances or conditions exist that would reasonably be expected to result in the Company and its Subsidiaries incurring Environmental Liabilities (as defined below); and (v) there have been no Releases (as defined below) of Hazardous Materials (as defined below) on properties since they were owned, operated or leased by the Company or any of its Subsidiaries (or, to the knowledge of the Company, previously).

(b) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) the Company and each of its Subsidiaries has obtained and currently maintains all Permits necessary under Environmental Laws for their operations (“Environmental Permits”); (ii) there is no investigation known to the Company, nor any Action pending or, to the knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries or any real property owned, operated or leased by the Company or any of its Subsidiaries to revoke such Environmental Permits; (iii) neither the Company nor any of its Subsidiaries has received any written notice from any Person to the effect that there is lacking any Environmental Permit required under Environmental Law for the current use or operation of any property owned, operated or leased by the Company or any of its Subsidiaries; and (iv) neither the execution and delivery of this Agreement by the Company, nor the consummation by the Company of the transactions contemplated hereby, nor compliance by the Company with any of the provisions hereof, will result in the termination or revocation of, or a right of termination or cancellation under, any Environmental Permit.

(c) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect, none of the properties or products of the Company, any of its current or prior Subsidiaries or any of their respective predecessors, have contained or currently contain any asbestos or asbestos-containing materials, polychlorinated biphenyls, silica or any other substance listed in the Stockholm Convention on Persistent Organic Pollutants.

(d) For purposes of the Agreement:

(i) “Environmental Laws” means all Laws relating in any way to the environment, preservation or reclamation of natural resources, the presence, management or Release of, or exposure to, Hazardous Materials, or to human health and safety, including the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. § 9601 et seq.), the Hazardous Materials Transportation Act (49 U.S.C. § 5101 et seq.), the Resource Conservation and Recovery Act (42 U.S.C. § 6901 et seq.), the Clean Water Act (33 U.S.C. § 1251 et seq.), the Clean Air Act (42 U.S.C. § 7401 et seq.), the Safe Drinking Water Act (42 U.S.C. § 300f et seq.), the Toxic Substances Control Act (15 U.S.C. § 2601 et seq.), the Federal Insecticide, Fungicide and Rodenticide Act (7 U.S.C. § 136 et seq.) and the Occupational Safety and Health Act (29 U.S.C. § 651 et seq.), each of their state and local counterparts or equivalents, each of their foreign and international equivalents, and any transfer of ownership notification or approval statute, as each has been amended and the regulations promulgated pursuant thereto.

(ii) “Environmental Liabilities” means, with respect to any Person, all liabilities, obligations, responsibilities, remedial actions, losses, damages, punitive damages, consequential damages, treble damages, costs and expenses (including any amounts paid in settlement, all reasonable fees, disbursements and expenses of counsel, experts and consultants and costs of investigation and feasibility studies), fines, penalties, sanctions and interest incurred as a result of any claim or demand by any other Person or in response to any violation of Environmental Law, whether known or unknown, accrued or contingent, whether based in contract, tort, implied or express warranty, strict liability, criminal or civil statute, to the extent based upon, related to, or arising under or pursuant to any Environmental Law, environmental permit, Order or agreement with any Governmental Entity or other Person, which relates to any environmental, health or safety condition, violation of Environmental Law or a Release or threatened Release of Hazardous Materials.

(iii) “Hazardous Materials” means any material, substance or waste that is regulated, classified, or otherwise characterized under or pursuant to any Environmental Law as “hazardous,” “toxic,” a “pollutant,” a “contaminant,” “radioactive” or words of similar meaning or effect, including petroleum and its by-products, asbestos, polychlorinated biphenyls, radon, mold, urea formaldehyde insulation, silica, chlorofluorocarbons, and all other ozone-depleting substances.

(iv) “Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, disposing of or migrating into or through the environment.

SECTION 3.14. Intellectual Property.

(a) For purposes of this Agreement:

(i) “Company Intellectual Property” means any and all Intellectual Property Rights (as defined below) that are owned by the Company or any of its Subsidiaries.

(ii) “Company Products” mean all products and services developed, manufactured, made commercially available, marketed, distributed, supported, sold, imported for resale or licensed out by or on behalf of the Company or any of its Subsidiaries.

(iii) “Company Registered Intellectual Property” means all Intellectual Property Rights that have been registered, filed, certified or otherwise perfected or recorded with or by any Governmental Entity or quasi-public legal authority (including domain name registrars), or any applications for any of the foregoing, that is part of Company Intellectual Property.

(iv) “Infringement” or “Infringe” means that (or an assertion that) a given item infringes, misappropriates, dilutes, constitutes unauthorized use of or otherwise violates the Intellectual Property Rights of any Person.

(v) “Intellectual Property Rights” mean worldwide (A) patents and patent applications and industrial design rights and other governmental grants for the protection of inventions or industrial designs, inventions (whether or not patentable), discoveries, and improvements, methods, and processes, (B) copyrights, copyright registrations and applications for copyright registration, works of authorship (including computer programs, in source code and executable code form, architecture, and documentation), moral rights, rights of publicity and privacy and mask work rights, (C) proprietary and confidential information, trade secrets, and know-how, databases, data compilations and collections, and customer and technical data, (D) trademarks, trade names, logos, service marks, designs, emblems, signs, insignia, slogans, other similar designations of source or origin and general intangibles of like nature, together with the goodwill of the Company or the Company’s business symbolized by any of the foregoing, (E) domain names and web addresses, (F) any registrations or applications for registration for any of the foregoing, including any provisionals, divisions, continuations, continuations-in-part, renewals, reissuances, re-examinations and extensions (as applicable), (G) analogous rights to those set forth above and any other intellectual property rights in any jurisdiction and (H) rights to sue for past, present and future Infringement of the rights set forth above.

(b) The Company has provided to Parent a list that is true and complete in all material respects as of the date of this Agreement of all Company Registered Intellectual Property. There are no proceedings or actions before any court or tribunal (including the United States Patent and Trademark Office or equivalent authority anywhere in the world) to which the Company or any of its Subsidiaries is or was a party, that are still pending or have been raised in the past six (6) years, and in which claims are or were raised relating to the validity, enforceability, scope, ownership or Infringement of any of the Company Registered Intellectual Property, except for such proceedings or actions which, individually or in the aggregate, have not had and would not reasonably be expected to have, a Material Adverse Effect. To the knowledge of the Company, each item of Company Registered Intellectual Property is subsisting, valid and enforceable, and is in good standing with the relevant Governmental Entity, including with respect to the payment of maintenance and other fees, except as, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect and except to the extent a court or tribunal has made a contrary determination as set forth in Section 3.14(b) of the Disclosure Letter.

(c) Except as, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect, the Company or a Subsidiary thereof is the sole and exclusive owner of each item of Company Registered Intellectual Property and, to the knowledge of the Company, the owner of each other item of Company Intellectual Property, in each case free and clear of any Liens other than Permitted Liens (as defined below) and, immediately following the Merger, the Company and its Subsidiaries will have the same rights thereto as they had prior to the Merger, except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect. Neither the Company nor any of its Subsidiaries has transferred ownership of or granted any exclusive license (or agreed to any restrictions that have substantially the same effect thereof) with respect to the use, transfer or licensing of, any Company Registered Intellectual Property or, to the knowledge of the Company, any other Company Intellectual Property, in each case except for such transfer, grant or agreement that, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect.

(d) To the knowledge of the Company, the Company and its Subsidiaries own or have a valid right to use all Intellectual Property Rights that are used in or necessary for the conduct of the business of the Company and its Subsidiaries and, immediately following the Merger, the Company and its Subsidiaries will have the same rights thereto as they had prior to the Merger, in each case, except as have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Without limiting the foregoing, Former Parent does not own any Intellectual Property Rights that are used in or necessary for the operation of the Company’s or its Subsidiaries’ business other than the Intellectual Property Rights licensed to the Company and its Subsidiaries pursuant to the Amended and Restated Intellectual Property License Agreement between the Company and Former Parent, except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

(e) To the knowledge of the Company, neither the operation of the business of the Company and its Subsidiaries as currently conducted or as it has been conducted for the past six (6) years by the Company or any of its Subsidiaries, nor do any Company Products, Infringe any Intellectual Property Rights of any Person, and no previously asserted claims of Infringement against the Company or any of its Subsidiaries remain outstanding or unresolved, except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect.

(f) To the knowledge of the Company, neither this Agreement nor the transactions contemplated by this Agreement, including the assignment to Parent by operation of law or otherwise of any contracts to which the Company or any of its Subsidiaries is a party, will cause any of the following (collectively referred to as “Section 3.14(f) Events”): (i) Parent or any of its current affiliates to grant or to be obligated to grant to any third party (A) any covenant not to sue with respect to, or (B) any right to or with respect to, any material Intellectual Property Rights owned by, or licensed to, any of them, (ii) Parent or any of its current affiliates to be bound by, or subject to, any material non-compete or other material restriction on the operation or scope of their respective businesses, or (iii) Parent, any of its Affiliates or the Company or any of its Subsidiaries to be obligated to pay any material royalties or other material fees or consideration with respect to Intellectual Property Rights of any third party in excess of those payable by the Company or its Subsidiaries in the absence of this Agreement or the transactions contemplated hereby, provided, that, for the avoidance of doubt, the foregoing clause (iii) is not intended to cover a request from a third party for remuneration in exchange for the granting of a consent that may be required in connection with the consummation of the transactions contemplated by this Agreement unless such third party is entitled to such remuneration by an express provision of such contract.

(g) The Company has used its reasonable best efforts to comply with, and acted in good faith in connection with, all promises, declarations and commitments granted, made or committed in writing by the Company or its Subsidiaries to standard-setting bodies or industry groups, and all membership agreements, by-laws or policies of standard-setting bodies or industry groups in which the Company or its Subsidiaries are participants and which contain commitments, in each case that may concern any Company Intellectual Property, except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect. Without limiting the foregoing, the participation by the Company and its Subsidiaries in any standard settings or other industry organization is in material compliance with all rules, requirements, and other obligations of any such organization, except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect. The Company used its reasonable best efforts to ensure that none of the promises, declarations and commitments or other obligations of the Company or its Subsidiaries referred to above require the royalty-free licensing of any Company Intellectual Property except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect.

SECTION 3.15. Real Property. (a) Section 3.15(a) of the Disclosure Letter sets forth a list that is true, correct and complete in all material respects of all material real property owned or ground leased as of the date of this Agreement by the Company (the “Owned Real Property”). Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect, the Company or one of its Subsidiaries has good and valid title to each of the Owned Real Properties, free and clear of all Liens other than other than Permitted Liens. There are no purchase options, rights of first refusal or similar right outstanding with respect to any of the Owned Real Properties, except for such options or rights the exercise of which, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect. Neither the Company nor any of its Subsidiaries has received written notice of any pending condemnation and, to the knowledge of the Company, there is no condemnation threatened in writing, with respect to any of the Owned Real Properties, except for such condemnations, individually or in the aggregate, which have not had and would not reasonably be expected to have a Material Adverse Effect. The Company has heretofore delivered or made available to Parent copies that are true, correct and complete in all material respects of all leases having an annual rental value of at least $5 million pursuant to which the Company or any of its Subsidiaries leases all or a portion of any Owned Real Property to a third party as of the date of this Agreement.

(b) Section 3.15(b) of the Disclosure Letter sets forth a list that is true, correct and complete in all material respects of all material leases, subleases and other agreements as of the date of this Agreement under which the Company or any of its Subsidiaries uses or occupies or has the right to use or occupy, now or in the future, any real property (a “Real Property Lease”). Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect, each Real Property Lease is valid, binding and in full force and effect, and all rent and other sums and charges payable by the Company or any of its Subsidiaries as tenants thereunder are current. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect, no termination event or condition or uncured default of a material nature on the part of the Company or, if applicable, its Subsidiary or, to the knowledge of the Company, the landlord thereunder exists under any Real Property Lease. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect, the Company and each of its Subsidiaries has a good and valid leasehold interest in each parcel of real property leased by it pursuant to a Real Property Lease free and clear of all Liens, except Permitted Liens. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect, neither the Company nor any of its Subsidiaries has received written notice of any pending condemnation and, to the knowledge of the Company, there is no condemnation threatened in writing, with respect to any property leased pursuant to any of the Real Property Leases.

(c) Neither the Company nor any of its Subsidiaries conducts manufacturing operations in the United States with annual revenues in excess of $1 million.

SECTION 3.16. Material Contracts. (a) Section 3.16(a) of the Disclosure Letter lists as of the date hereof, and the Company has made available to Parent and Merger Sub copies that are true, correct and complete in all material respects of, all contracts, agreements, commitments, arrangements, licenses (including with respect to Intellectual Property Rights), leases (including with respect to personal property, but excluding real property leases) and other instruments to which the Company or any of its Subsidiaries is a party or by which the Company, any of its Subsidiaries or any of their respective person properties or assets is bound (but which, for the avoidance of doubt, shall not include Company Employee Plans and Company International Plans) that:

(i) would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act or disclosed by the Company on a Current Report on Form 8-K;

(ii) contain covenants that materially limit the ability of the Company or any of its Subsidiaries to compete in any business or with any Person or in any geographic area, or to sell, supply or distribute any of the Company’s services or products (including any non-compete, exclusivity, or “most-favored-nation” provisions) or which, following the consummation of the Merger, could materially restrict or purport to restrict such ability of the Surviving Corporation or Parent, except: (A) that the representations or warranties being made with respect to Parent are made to the knowledge of the Company to the extent such limit or restriction results from facts or circumstances specifically relating to Parent or its Affiliates or Laws or contracts binding on Parent or its Affiliates (for purposes of this subclause (A), Affiliate shall not include the Company or the Company’s Subsidiaries); and (B) for (1) licenses of Intellectual Property that are not material to the business of the Company and its Subsidiaries, taken as a whole; (2) product exclusivity agreements or similar agreements with the Company’s and/or its Subsidiaries’ customers or distributors, including wireless communication providers and cable network providers; and (3) most favored nations provisions contained in the following contracts: (X) customer contracts which, by their terms, call for less than $400 million in revenues in 2010 or (Y) supplier contracts which, by their terms, call for less than $250 million in payments in 2010;

(iii) provide for or govern the formation, creation, operation, management or control of any strategic partnership, joint venture or outsourcing operation requiring in excess of $250 million in annual expenditures in 2010 from the Company;

(iv) contain a license or other grant of rights to use Intellectual Property Rights that by its terms calls for more than $50 million in royalties to or from the Company or its Subsidiaries (including, without limitation, covenants not to sue and patent cross-licenses) excluding (A) with respect to licenses or rights granted to the Company or its

Subsidiaries, licenses for commercially available software or “open source software” or under a similar licensing or distribution model and (B) with respect to licenses or rights granted from the Company or its Subsidiaries, standard non-exclusive licenses entered into in the ordinary course of business with customers, contract manufacturers, developers and resellers;

(v) involve the joint development of products or technology with a third party with products or technology requiring an investment by the Company in excess of $200 million;

(vi) other than solely among wholly owned Subsidiaries of the Company, relate to (A) indebtedness having an outstanding principal amount in excess of $90 million or (B) conditional sale arrangements, the sale, securitization or servicing of loans or loan portfolios, in each case, in connection with which the aggregate actual contingent obligations of the Company and its Subsidiaries under such contract are greater than $150 million;

(vii) were entered into after July 2, 2011, or have not yet been consummated, and involve the acquisition or disposition, directly or indirectly (by merger or otherwise), of a business or capital stock or other equity interests of another Person which acquisition or disposition is in excess of $50 million;

(viii) by their terms call for (A) aggregate payments by the Company and its Subsidiaries or to the Company or any of its Subsidiaries under such contract of more than $50 million in any one (1) year (including by means of royalty payments) other than contracts made in the ordinary course of business consistent with past practice and other than any Company Employee Plan or International Employee Plan or (B) the payment of any royalties by the Company and its Subsidiaries or to the Company or any of its Subsidiaries, in excess of $50 million in any one (1) year or $100 million in the aggregate;

(ix) are with respect to any acquisition pursuant to which the Company or any of its Subsidiaries has (A) any continuing indemnification obligations or (B) any “earn-out” or other contingent payment obligations, in each case, greater than $25 million;

(x) are entered into between Former Parent or its Subsidiaries, on the one hand, and the Company or any of its Subsidiaries, on the other hand, that are material to the Company with payment obligations in excess of $20 million annually;

(xi) are entered into between any present or former director or executive officer of the Company (or any of their Affiliates or Associates (as defined below)), on the one hand, and the Company or a Subsidiary of the Company, on the other hand, and that by their terms call for in excess of $500,000 in payment, other than (A) for purposes of compensation, employee benefits, relocation, employment or perquisites and (B) items which would not arise to a related party transaction under Item 404 of Regulation S-K of the Exchange Act; or

(xii) are with a Governmental Entity and that by their terms call for more than $20 million per year in incentive contribution to the Company.

Each contract of the type described in clauses (i) through (xii) of this Section 3.16(a) is referred to herein as a “Material Contract.”

(b) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect: (i) each Material Contract is valid and binding on the Company or the Subsidiary of the Company that is a party thereto and, to the knowledge of the Company, each other party thereto, and is in full force and effect and enforceable in accordance with its terms, except that (A) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally, and (B) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought and except to the extent that they have previously expired in accordance with their terms or they have been terminated by the Company in the ordinary course of business; (ii) the Company, its Subsidiaries and, to the knowledge of the Company, each other party thereto, have performed and complied with all obligations required to be performed or complied with by them under each Material Contract; and (iii) there is no default under any Material Contract by the Company or any of its Subsidiaries or, to the knowledge of the Company, by any other party, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by the Company or any of its Subsidiaries or, to the knowledge of the Company, by any other party thereto.

SECTION 3.17. Anticorruption. (a) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect, neither the Company nor any of its Subsidiaries (including any of their officers, directors, agents, distributors, employees, or other Persons acting on their behalf) has, directly or indirectly, taken any action that would cause the Company or any Company Subsidiary to be in violation of the United States Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), or any other anticorruption or anti-bribery Laws applicable to the Company or any Company Subsidiary (collectively with the FCPA, the “Anticorruption Laws”).

(b) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect, neither the Company nor any of its Subsidiaries (including any of their officers, directors, agents, distributors, employees, or other Persons acting on their behalf) has taken any act in furtherance of an offer, payment, promise to pay, authorization, or ratification of the payment, directly or indirectly, of any gift, money or anything of value to a Government Official (as defined below) to secure any improper advantage (e.g., to obtain a Tax rate lower than allowed by Law) or to obtain or retain business for any Person in violation of applicable Law.

(c) As of the date of this Agreement, to the knowledge of the Company, (i) there is no investigation of or request for information from the Company or any Subsidiary by any Governmental Entity regarding the Anticorruption Laws, and (ii) there is no other allegation, investigation or inquiry by any Governmental Entity regarding the Company or any Subsidiary’s actual or possible violation of the Anticorruption Laws.

(d) The Company and each Subsidiary has established and implemented reasonable internal controls and procedures intended to ensure compliance with the Anticorruption Laws, including, but not limited to, an anticorruption compliance program, including a Code of Business Conduct, policies and guidelines that (i) require compliance with the Anticorruption Laws and otherwise prohibit bribes to Government Officials; (ii) restrict gifts, entertainment and travel expenses for Government Officials; (iii) require diligence on certain third parties that may have relations with Government Officials on the Company’s behalf; (iv) restrict political and charitable contributions; (v) mandate possible discipline for violations of policy or the Code of Business Conduct; (vi) require periodic training for relevant employees regarding the program; (ix) identify a senior executive or executives responsible for implementation and monitoring of the program; and (x) include procedures for reporting and investigating possible violations of the program.

(e) For purposes of this Agreement, “Government Official” means any (i) officer or employee of a Governmental Entity or instrumentality thereof (including any state-owned or controlled enterprise) or of a public international organization, (ii) political party or official thereof or any candidate for any political office or (iii) any Person acting for or on behalf of any such Governmental Entity or instrumentality thereof.

SECTION 3.18. Insurance. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect, the Company and its Subsidiaries have all material policies of insurance covering the Company, its Subsidiaries or any of their respective employees, properties or assets, including policies of life, property, fire, workers’ compensation, products liability, directors’ and officers’ liability and other casualty and liability insurance, that is in a form and amount that is customarily carried by Persons conducting business similar to that of the Company and which is adequate (in terms of amount and losses and risks covered) for the operation of its business and ownership of its assets and properties, or as is required under the terms of any contract or agreement. With respect to each such insurance policy, (i) the policy is in full force and effect and all premiums due thereon have been paid, and (ii) neither the Company nor any of its Subsidiaries is in breach or default, and neither the Company nor any of its Subsidiaries has taken any action or failed to take any action which, with notice or the lapse of time or both, would constitute such a breach or default, or permit termination or modification of, any such policy, in each case, except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect. There is no material claim pending under any of such policies as to which coverage has been questioned, denied or disputed by the underwriters of such policies and there has been no threatened termination of, material alteration in coverage, or material premium increase with respect to, any such policies, except for such claims, threatened terminations, material alterations and material premium increases which, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect.

SECTION 3.19. Customers and Suppliers. (a) Section 3.19 of the Disclosure Letter contains list that is true and complete as of the date of this Agreement in all material respects of (i) the ten (10) largest customers, original equipment manufacturers, value-added resellers or distributors of the Company and (ii) the ten (10) largest suppliers of the Company, in order of dollar volume, during (x) the twelve (12) month period ended December 31, 2010 and (y) the six (6) month period ended July 31, 2011, showing in each case the total business in dollars from each such customer, original equipment manufacturer, value-added reseller, distributor or supplier during such period.

(b) Since January 4, 2011 through the date hereof, there has not been any adverse change on the business relationship of the Company or its applicable Subsidiary with any customer or supplier named on Section 3.19 of the Disclosure Letter, except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect.

SECTION 3.20. Opinion. Prior to the execution of this Agreement, the Board of Directors of the Company has received an opinion from each of its Company Financial Advisors to the effect that, as of the date thereof and based upon and subject to the matters set forth therein, the Merger Consideration is fair to the stockholders of the Company from a financial point of view. As soon as practicable following the date hereof, an executed copy of each of the aforementioned opinions will be made available to Parent for informational purposes only.

SECTION 3.21. Requisite Stockholder Approval. The only vote of the stockholders of the Company required to adopt the agreement of merger (as such term is used in Section 251 of the Corporation Law) contained in this Agreement and approve the Merger is the affirmative vote of the holders of not less than a majority of the outstanding Shares in favor of the adoption of the agreement of merger (as such term is used in Section 251 of the Corporation Law) contained in this Agreement (the “Requisite Stockholder Approval”). No other vote of the stockholders of the Company is required by Law, the Certificate of Incorporation or Bylaws of the Company or otherwise to adopt the agreement of merger (as such term is used in Section 251 of the Corporation Law) contained in this Agreement and approve and consummate the Merger.

SECTION 3.22. State Takeover Statutes Inapplicable; Rights Agreement. Section 203 of the Corporation Law is inapplicable to and, to the knowledge of the Company, no other Takeover Law is applicable to, the Merger and the other transactions contemplated hereby. As of the date of this Agreement, the Company does not have in effect any “poison pill” or shareholder rights plan.

SECTION 3.23. No Reliance. Any other provision of this Agreement notwithstanding, the Company acknowledges and agrees that (a) neither Parent, Merger Sub nor any Person on behalf of Parent or Merger Sub is making any representations or warranties whatsoever, express or implied, beyond those expressly made by Parent and Merger Sub in this Agreement and (b) the Company has not been induced by, or relied upon, any representations, warranties or statements (written or oral), whether express or implied, made by any Person, that are not expressly set forth in this Agreement.

ARTICLE IV

REPRESENTATIONS AND

WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub represent and warrant to the Company as follows:

SECTION 4.01. Organization. Each of Parent and Merger Sub is a duly organized and validly existing corporation in good standing under the Law of the jurisdiction of its organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, and is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, validly existing, qualified or in good standing, or to have such power or authority, would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect (as defined below). All of the issued and outstanding capital stock of Merger Sub is owned directly or indirectly by Parent. Merger Sub has outstanding no option, warrant, right, or any other agreement pursuant to which any person other than Parent may acquire any equity security of Merger Sub. Merger Sub has not conducted any business prior to the date of this Agreement and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Merger and the other transactions contemplated by this Agreement.

SECTION 4.02. Authority for this Agreement. Each of Parent and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement, to consummate the transactions contemplated hereby and to perform its obligations hereunder. The execution and delivery of this Agreement, including the agreement of merger (as such term is used in Section 251 of the Corporation Law) contained in this Agreement, by Parent and Merger Sub and the consummation by Parent and Merger Sub of the transactions contemplated hereby, including the Merger, have been duly and validly authorized by the Board of Directors of Parent and Merger Sub and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement or to consummate the transactions contemplated hereby or to perform their obligations hereunder, other than, with respect to completion of the Merger, the adoption of the agreement of merger (as such term is used in Section 251 of the Corporation Law) contained in this Agreement by Parent as sole stockholder of Merger Sub and the filing of the Certificate of Merger with the Secretary of State of Delaware. This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming this Agreement constitutes the legal, valid and binding agreement of the Company, constitutes a legal, valid and binding agreement of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, except that (a) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (b) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

SECTION 4.03. Proxy Statement. None of the information supplied by Parent, Merger Sub or any Representative or Affiliate of Parent or Merger Sub in writing, expressly for inclusion in the Proxy Statement will, at the date of filing with the SEC, at the time the Proxy Statement is mailed or at the time of the Special Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Neither Parent nor Merger Sub makes any representation or warranty with respect to any information supplied by any other Person that is included in the Proxy Statement.

SECTION 4.04. Consents and Approvals; No Violation. Neither the execution, delivery and performance of this Agreement by Parent or Merger Sub, the consummation of the transactions contemplated hereby, nor the compliance by Parent and Merger Sub with any of the provisions hereof will (a) violate or conflict with or result in any breach of any provision of the respective certificates of incorporation or bylaws (or other similar governing documents) of Parent or Merger Sub or any of their respective Subsidiaries, (b) require any material consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity, (c) violate, conflict with or result in a breach of any provision of, or require any consent, waiver or approval or result in a default or loss or reduction of any rights (or give rise to any right of termination, cancellation, modification or acceleration, or trigger any requirement or option for additional consideration, or any event that, with the giving of notice, the passage of time or otherwise, would constitute a default or loss or reduction of any rights or give rise to any such right) under any of the terms, conditions or provisions of any note, license, agreement, contract, indenture or other instrument or obligation to which Parent or Merger Sub or any of their respective Subsidiaries is a party or by which Parent or any of its Subsidiaries or any of their respective assets may be bound, (d) result (or, with the giving of notice, the passage of time or otherwise, would result) in the creation or imposition of any Lien on any asset of the Company or any of its Subsidiaries, or (e) violate any Law or Order applicable to Parent or any of its Subsidiaries (including Merger Sub) or by which any of their respective assets are bound, except in the case of each of clauses (a) (with respect to Parent’s Subsidiaries), (c), (d) and (e) of this Section 4.04, for such violations, conflicts, breaches, defaults or Liens which, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect or prevent or materially delay or impede the consummation of the transactions contemplated by this Agreement or the ability of Parent to perform its covenants or obligations under this Agreement, (ii) in the case of each of clauses (b), (c), (d) and (e) of this Section 4.04, (A) as may be required under any applicable Antitrust Law, (B) the applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder, (C) the filing and recordation of appropriate merger documents as required by the Corporation Law, (D) the applicable requirements of the New York Stock Exchange or the NASDAQ, and (iii) in the case of each of clauses (b), (c), (d) and (e) of this Section 4.04, for such violations, conflicts, breaches, defaults or Liens as may arise as a result of facts or circumstances relating to the Company or its Affiliates or Laws or contracts binding on the Company and its Subsidiaries, in each case under this clause (ii), that is not known to Parent.

SECTION 4.05. Brokers. The Company will not be responsible for any brokerage, finder’s, financial advisor’s or other fee or commission payable to any broker, finder or investment banker in connection with the transactions contemplated by this Agreement based upon arrangements made by and on behalf of Parent and Merger Sub.

SECTION 4.06. Sufficient Funds. Parent has available and will have available at the Effective Time, the funds necessary to pay for the Shares and to consummate the Merger and the other transactions described herein.

SECTION 4.07. Litigation. As of the date hereof, there is no Action seeking to prohibit or materially delay the transaction contemplated by the Agreement including the Merger, that is pending or, to the knowledge of Parent, threatened against Parent or any of its Subsidiaries (and neither Parent nor any of its Subsidiaries has received notice of any such Action).

SECTION 4.08. No Vote of Parent Stockholders. Except for the adoption of the agreement of merger (as such term is used in Section 251 of the Corporation Law) contained in this Agreement by Parent as the sole stockholder of Merger Sub, no vote of the stockholders of Parent or any of its affiliates or the holders of any other securities of Parent or any of its affiliates (equity or otherwise), is required by any applicable Law, the certificate of incorporation or bylaws of Parent or any of its affiliates or the applicable rules of the any exchange on which securities of Parent or any of its affiliates are traded, in order for Parent or any of its affiliates to consummate the Merger.

SECTION 4.09. Lack of Ownership of Shares. As of the date hereof, neither Parent nor any of its Subsidiaries owns, directly or indirectly, more than one percent (1%) of the Shares or other Company Securities.

SECTION 4.10. No Reliance. Any other provision of this Agreement notwithstanding, Parent and Merger Sub each acknowledge and agree that (a) neither the Company nor any Person on behalf of the Company is making any representations or warranties whatsoever, express or implied, beyond those expressly made by the Company in this Agreement or in the corresponding Section of the Disclosure Letter and (b) Parent and Merger Sub have not been induced by, or relied upon, any representations, warranties or statements (written or oral), whether express or implied, made by any Person, that are not expressly set forth in this Agreement or in the corresponding Section of the Disclosure Letter. Without limiting the generality of the foregoing, Parent and Merger Sub each acknowledge that no representations or warranties are made with respect to any projections, forecasts, estimates or budgets with respect to the Company and its Subsidiaries that may have been made available to Parent, Merger Sub or any of their Representative; provided, that this sentence is without prejudice to any representations and warranties in this Agreement covering matters that are the underlying causes of any decline in or failure to meet projections, forecasts, estimates or budgets.

ARTICLE V

COVENANTS

SECTION 5.01. Conduct of Business of the Company. Except (a) as expressly permitted or required by this Agreement, (b) as may be agreed in writing by Parent (which consent shall not be unreasonably withheld), or (c) as set forth in Section 5.01 of the Disclosure Letter, during the period from the date of this Agreement to the Effective Time, the Company will conduct and will cause each of its Subsidiaries to conduct its business and operations according to its ordinary and usual course of business consistent with past practice and the Company will use and will cause each of its Subsidiaries to use its reasonable best efforts to preserve intact its business organization, to keep available the services of its current officers or employees who are integral to the operation of their businesses as presently conducted and to preserve the goodwill of and maintain satisfactory relationships with those Persons having significant business relationships with the Company or any of its Subsidiaries; provided, however, that the Company is not required to pay additional amounts to keep available the services of its officers and employees. Except (i) as expressly permitted or required by this Agreement, (ii) as set forth in the corresponding Section of the Disclosure Letter, or (iii) as may be agreed in writing by Parent (which consent shall not be unreasonably withheld), during the period specified in the preceding sentence, the Company will not and will not permit any of its Subsidiaries to:

(a) issue, deliver, sell, grant options or rights to purchase, pledge, or subject to any Lien (other than Permitted Liens) any Company Securities or Subsidiary Securities, other than (i) Shares issuable upon exercise of the Existing Stock Options, upon the vesting or settlement of Existing Restricted Stock Awards, Existing RSU Awards and Existing DSU Awards outstanding on the date hereof or granted in accordance with the terms of this Agreement and (ii) any such transaction by a wholly owned Subsidiary of the Company which remains a wholly owned Subsidiary after consummation of such transaction;

(b) purchase, redeem or otherwise acquire, directly or indirectly, or amend the terms of any Company Securities or Subsidiary Securities, except for the delivery of Shares by holders of Existing Stock Options, Existing Restricted Stock Awards, Existing RSU Awards or Existing DSU Awards to pay any applicable exercise or purchase price and/or Taxes related to the exercise or vesting of such awards;

(c) split, combine, subdivide or reclassify its capital stock or declare, set aside, make or pay any dividend or distribution (whether in cash, stock or property) on any shares of its capital stock, other than cash dividends paid to the Company or one of its Subsidiaries by a Subsidiary of the Company with regard to its capital stock or other equity interests and other than any such transaction by a wholly owned Subsidiary of the Company which remains a wholly owned Subsidiary after consummation of such transaction;

(d) (i) subject to Section 5.01(v) and Section 5.01(w), except in each case for (A) acquisitions of assets, properties or rights not exceeding $150 million individually, (B) sales, leases, licenses or dispositions of assets, properties or rights with a fair market value not exceeding $100 million individually, (C) any transactions between the Company and a wholly owned Subsidiary of the Company or between wholly owned Subsidiaries of the Company, (D) transactions otherwise permitted under other clauses of this Section 5.01 and (E) sales, leases, licenses or dispositions of inventory and collection of accounts receivable in the ordinary course, make any acquisition or disposition or cause any acquisition or disposition to be made, by means of a merger, consolidation, recapitalization or otherwise, of any business, assets or securities or sell, lease, license or otherwise dispose of assets or securities of the Company or any of its Subsidiaries other than sales of inventory in the ordinary course of business consistent with past practice, provided, that clauses (B), (C) and (E) of this Section 5.01(d)(i) shall not apply to any Intellectual Property Rights (which are the subject of, and governed by, Section 5.01(j), Section 5.01(v) and Section 5.01(w)), (ii) adopt a plan of complete or partial liquidation, dissolution, recapitalization or restructuring, or (iii) enter into a Material Contract or amend or terminate any Material Contract in any material respect, or grant any release or relinquishment of any material rights under any Material Contract;

(e) incur, create, assume or otherwise become liable or responsible for any long-term debt or short-term debt, except for debt (i) entered into in the ordinary course of business consistent with past practice not to exceed $250 million in the aggregate and (ii) indebtedness for borrowed money among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries;

(f) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person, except wholly owned Subsidiaries of the Company;

(g) make any loans, advances or capital contributions to, or investments in, any other Person (other than wholly owned Subsidiaries of the Company), except in each case for (i) investments or capital contributions not exceeding $15 million individually or $150 million in the aggregate and (ii) pursuant to existing contracts in existence on the date hereof, in accordance with their terms as in effect on the date hereof;

(h) change in any material respect, any financial accounting methods, principles or practices used by it, except as required by GAAP, any applicable generally accepted accounting principles, SEC rule or policy or applicable Law;

(i) subject to Section 5.01(v) and Section 5.01(w), mortgage, pledge, encumber or otherwise subject to any Lien (other than Permitted Liens) or license any material assets (other than Intellectual Property Rights (which are the subject of, and governed by, Section 5.01(j), Section 5.01(v) and Section 5.01(w))), tangible or intangible, except in each case for mortgages, pledges or Liens (i) that are in the ordinary course of business consistent with past practice, (ii) not exceeding $50 million individually or $200 million in the aggregate, (iii) between the Company and a wholly owned Subsidiary of the Company or between wholly owned Subsidiaries of the Company and (iv) pursuant to existing contracts in existence on the date hereof, in accordance with their terms as in effect on the date hereof;

(j) subject to Sections 5.01(v) and Section 5.01(w), license, assign, mortgage, pledge, subject to any Lien, grant a covenant not to sue, or otherwise encumber any Intellectual Property Right, assert any Intellectual Property Right in any new Action or in any counter claim, or amend, renew, terminate, sublicense, assign, or otherwise modify any license or other agreement by the Company or any of its Subsidiaries with respect to any Intellectual Property Right, other than: (i) non-transferable, non-sublicensable, non-exclusive standard licenses entered into in the ordinary course of business, consistent with past practices, to any person for sale or distribution of, or use, solely for a Company Product (including to customers, contract manufacturers, developers and resellers) and (ii) declarations of patents to standard setting bodies under pre-existing commitments to declare such patents;

(k) except in the ordinary course of business, make or change any material Tax election or settle or compromise any material federal, foreign, state or local income Tax liability for an amount materially in excess of amounts reserved (it being agreed and understood that the Company does not make any covenants pursuant to this Section 5.01 relating to Tax matters, except as provided in this Section 5.01(k));

(l) adopt any amendments to its Certificate of Incorporation or Bylaws (or other similar governing documents);

(m) except as required pursuant to the terms and conditions of any Company Employee Plan or International Employee Plan, in each case, as in effect on the date of this Agreement, enter into any new, or amend, terminate or renew any existing, employment, severance, consulting or salary continuation agreements with or for the benefit of any employees with a title of corporate vice president or above, or directors of the Company, or grant any increases in the compensation or benefits to officers, directors or employees (other than normal increases in the ordinary course of business consistent with past practices and that, in the aggregate, do not result in an increase in cash compensation (i.e. base salary and annual target bonus opportunity) expense of the Company in excess of five percent (5%) during any twelve (12) month period);

(n) except as required pursuant to the terms and conditions of any Company Employee Plan or International Employee Plan, in each case, as in effect on the date of this Agreement, grant any stock-related, performance or similar awards or bonuses;

(o) forgive any loans to employees, officers or directors or any of their respective Affiliates or Associates;

(p) [Intentionally omitted.]

(q) other than in the ordinary course of business consistent with past practice, make any deposits or contributions of cash or other property to, or take any other action to, fund or in any other way secure the payment of compensation or benefits under the Company Employee Plans, International Employee Plans or agreements subject to the Company Employee Plans or International Employee Plans, or any other plan, agreement, contract or arrangement of the Company;

(r) (i) terminate the employment of any officer or employee with the title of corporate vice president or above without prior consultation with Parent, except as a direct result of such officer’s or employee’s (A) willful failure to perform the duties or responsibilities of his employment, (B) engaging in serious misconduct, or (C) being convicted of or entering a plea of guilty to any crime, or (ii) undertake (A) any material reduction in force, (B) any reduction in force that would result in any liability for noncompliance with the notice provisions of WARN Act to the Company or any of its Subsidiaries under WARN Act, or (C) without prior consultant with Parent, any reduction in force that is subject to WARN Act, in each case, in respect of the employees of the Company or its Subsidiaries;

(s) except as required pursuant to the terms and conditions of any Company Employee Plan or International Employee Plan, in each case, as in effect on the date of this Agreement, (i) enter into any material collective bargaining agreement or other material works council or labor union agreement, or (ii) without first using commercially reasonable efforts to disclose to Parent, in reasonable detail, the bargaining strategy of the Company or any Subsidiary of the Company, as applicable, amend or renew any collective bargaining agreement or other works council or labor union agreement in effect as of the date of this Agreement or entered into pursuant to the foregoing clause (i);

(t) except as required pursuant to the terms and conditions of any Company Employee Plan or International Employee Plan, in each case, as in effect on the date of this Agreement, adopt, amend or terminate any Company Employee Plan or International Employee Plan or any other bonus, severance, insurance pension or other employee benefit plan or arrangement, other than in the ordinary course of business consistent with past practice with respect to broad-based plans (other than severance plans) and as would not result in a material increase in benefits or compensation expense to the Company;

(u) incur any material capital expenditure or any obligations, liabilities or indebtedness in respect thereof, except for any capital expenditures not exceeding (i) $50 million individually, (ii) $225 million in the aggregate in 2011 (taking into account any expenditures incurred prior to the date hereof in 2011) and (iii) $250 million per year for 2012 and after;

(v) settle any Action (including any Action relating to this Agreement or the transactions contemplated hereby, and including the Actions set forth in Section 3.10 of the Disclosure Letter), provided that the Company and its Subsidiaries, in any fiscal quarter, may enter into settlements that would not involve any of the following: (i) the sale, mortgage, pledge or other disposition or encumbrance of any Intellectual Property Right or the grant of any license (or similar commitment, such as a covenant not to sue) from the Company or its Subsidiaries (nor any potential obligation to grant the foregoing in the future), (ii) the amendment, renewal, termination, sublicense, assignment, or modification of a license or similar agreement with the Company, or (iii) a commitment to make any payment or provide other consideration where the aggregate value of all consideration in respect of all such settlements entered into in any calendar quarter (or, if there are royalties or other consideration other than fixed cash payments, the reasonable expected value) exceeds the dollar amount set forth on Section 5.01(v) of the Disclosure Letter on a cumulative basis;

(w) pay, discharge or satisfy any claim, liability or obligation (absolute or accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction of liabilities (i) to the extent of the amounts disclosed, reflected or reserved against in the most recent audited financial statements (or the notes thereto) of the Company included in the Company SEC Reports filed prior to the date hereof, or (ii) in the ordinary course of business consistent with past practice and not in violation of this Section 5.01;

(x) take or omit to take any action that would cause any Company Intellectual Property, including with respect to any registrations or applications for registration, to lapse, be abandoned or canceled, or fall into the public domain, other than actions or omissions in the ordinary course of business consistent with past practice and not otherwise in violation of this Section 5.01;

(y) convene any regular or special meeting (or any adjournment thereof) of the stockholders of the Company other than the Special Meeting, except as required by applicable Law (including the New York Stock Exchange) or as required by the Certificate of Incorporation and Bylaws of the Company; or

(z) agree, authorize or commit to any of the foregoing actions or the proposal thereof.

SECTION 5.02. No Solicitation; Company Recommendation. (a) Subject to the terms of this Section 5.02(a), during the period commencing on the date hereof, (i) the Company shall and shall cause each of its Subsidiaries to, and shall instruct each of its and their respective directors, officers, employees, financial advisors, legal counsel, auditors, accountants or other agents (each, a “Representative”) to, immediately cease any solicitation, knowing encouragement, discussions or negotiations with any Persons that may be ongoing with respect to an Acquisition Proposal (as defined below) and immediately instruct any Person (and any of such Person’s Representatives) in possession of confidential information about the Company that was furnished by or on behalf of the Company in connection with any actual or potential Acquisition Proposal to return or destroy all such information and (ii) the Company and its Subsidiaries shall not, nor shall they authorize or knowingly permit their respective Representatives to, directly or indirectly, (A) solicit, initiate, propose or induce the making, submission or announcement of, or knowingly encourage or assist, an Acquisition Proposal, (B) furnish to any Person (other than Parent, Merger Sub or any designees of Parent or Merger Sub) any non-public information relating to the Company or any of its Subsidiaries in connection with any Acquisition Proposal, or in response to any other proposal or inquiry for a potential transaction that on its face, if the Company entered into such transaction, would breach (in the absence of Parent’s consent, unless granted) clauses (d)(i), (d)(iii) (but only with respect to Material Contracts of the type described in clauses (iv) or (v) of Section 3.16(a)) or (j), (v) or (w) of Section 5.01 (the “Specified Transactions”), or afford to any Person access to the business, properties, assets, books, records or other non-public information, or to any personnel of the Company or any of its Subsidiaries (other than Parent, Merger Sub or any designees of Parent or Merger Sub) in connection with any Acquisition Proposal, or in response to any other proposal or inquiry for a potential Specified Transaction (in the absence of Parent’s consent, unless granted), (iii) enter into, participate, engage in or continue or renew discussions or negotiations with any Person with respect to any Acquisition Proposal, or (iv) enter into, or authorize the Company or any of its Subsidiaries to enter into, any letter of intent, memorandum of understanding, agreement or understanding (whether written or oral, binding or nonbinding) of any kind providing for, or deliberately intended to facilitate an Acquisition Transaction (as defined below) (other than an Acceptable Confidentiality Agreement (as defined below) entered into in accordance with Section 5.02(b)) (a “Company Acquisition Agreement”). It is understood that any violation of the restrictions set forth in this Section 5.02(a) by any director, officer or a financial advisor of the Company or any of its Subsidiaries shall be deemed to be a breach of this Section 5.02(a) by the Company. Notwithstanding the foregoing, nothing in this Section 5.02(a) would prevent the Company from taking any of the actions listed above with respect to any proposal or other matter that is not an Acquisition Proposal and does not constitute a breach of Section 5.01.

(b) Notwithstanding anything to the contrary set forth in this Section 5.02 or elsewhere in this Agreement, but subject to the limitations set forth in this Section 5.02(b) and Section 5.02(c), at all times during the period commencing on the date of this Agreement and continuing until the Company’s receipt of the Requisite Stockholder Approval, the Board of Directors of the Company may, directly or indirectly through one or more Representatives, (i) participate or engage in discussions or negotiations with any Person that has made a bona fide unsolicited written Acquisition Proposal after the date hereof which did not result from a knowing breach of this Section 5.02, and/or (ii) furnish any non-public information relating to the Company or any of its Subsidiaries or afford access to the business, properties, assets, books, records or other non-public information, or to the personnel of the Company or any of its Subsidiaries pursuant to an Acceptable Confidentiality Agreement, to any Person that has made a bona fide unsolicited written Acquisition Proposal after the date hereof which did not result from a knowing breach of this Section 5.02; provided, that (A) the Board of Directors of the Company determines in good faith (after consultation with its financial advisor and outside legal counsel) that such Acquisition Proposal either constitutes a Superior Proposal (as defined below) or could reasonably be expected to result in a Superior Proposal and at the time of taking such action, such Acquisition Proposal continues to constitute or remains reasonably expected to result in a Superior Proposal, (B) contemporaneously with furnishing any non-public information to such Person, the Company makes available such non-public information to Parent (to the extent such information has not been previously made available to Parent; provided, that nothing in this Agreement shall require the Company or any of its Subsidiaries to make available any information that would cause a violation of any contract to which the Company or any of its Subsidiaries is a party as in effect on the date hereof or any contract entered into by the Company or any of its Subsidiaries in compliance with Section 5.01 (in either case, an “Allowed Contract”, which term shall not include any contract entered into compliance with Section 5.01 if such term is included in such contract for the purpose of creating violations of such type), would cause a loss of privilege to the Company or any of its Subsidiaries or would constitute a violation of applicable Laws, it being understood that the Company shall use reasonable best efforts to enter into an additional joint defense arrangement if necessary to avoid the application of the foregoing restrictions on disclosure and shall use reasonable best efforts to avoid entry into any arrangement that would cause such restrictions to apply to disclosures to Parent), (C) upon receipt of such Acquisition Proposal, the Company promptly (and in any event within twenty-four (24) hours) provides Parent (1) a copy of any such Acquisition Proposal made in writing or (2) a summary of the material terms of any such Acquisition Proposal not made in writing, together with information known to the Company relating to the identity of the Person making such Acquisition Proposal including if it is not an issuer with equity securities registered with the SEC, its direct and indirect investors, and (D) the Company gives Parent prior written notice (which prior written notice shall be given, to the extent practicable, at least twelve (12) hours in advance), of the Company’s intention to participate or engage in discussions or negotiations with, or furnish non public-information or afford access to, such Person.

(c) From and after the date hereof, the Company shall keep Parent reasonably informed of any material developments, discussions or negotiations regarding any Acquisition Proposal received by the Company and, upon the request of Parent, shall reasonably promptly apprise Parent of the status of such Acquisition Proposal. The Company agrees that it and its Subsidiaries shall not enter into any agreement with any Person subsequent to the date hereof which prohibits the Company from complying with its obligations under this Section 5.02.

(d) Subject to Section 5.02(e), Section 5.02(f), Section 5.02(g) and Section 5.02(h), the Board of Directors of the Company shall not (i) fail to include the Company Board Recommendation in the Proxy Statement, (ii) withhold, withdraw, amend, change, qualify or modify in a manner adverse to Parent, or authorize or publicly propose to withhold, withdraw, amend, change, qualify or modify in a manner adverse to Parent, the Company Board Recommendation, (iii) approve, adopt or recommend to the stockholders of the Company any Acquisition Proposal, or authorize or publicly propose to approve, adopt or recommend to the stockholders of the Company any Acquisition Proposal, or (iv) make any public statement regarding any Acquisition Proposal or tender or exchange offer that fails to include a reaffirmation of the Company Board Recommendation (other than a “stop, look and listen” communication by the Board of Directors of the Company pursuant to Rule 14d-9(f) of the Exchange Act in connection with a tender offer or exchange offer provided such statement includes a reaffirmation of the Company Board Recommendation) (each, a “Recommendation Change”).

(e) Notwithstanding the foregoing or anything else to the contrary provided herein, at any time prior to the receipt of the Requisite Stockholder Approval, subject to compliance with Section 5.02(g), the Board of Directors of the Company may effect a Recommendation Change if (i) (A) an event, fact, circumstance, development or occurrence (an “Intervening Event”) that affects the business, assets or operations of the Company that is unknown to the Board of Directors of the Company as of the date of this Agreement becomes known to the Board of Directors of the Company prior to obtaining the Requisite Stockholder Approval and (B) the Board of Directors of the Company has concluded in good faith (after consultation with its financial advisor and outside legal counsel) that the failure of the Board of Directors to effect a Recommendation Change would be reasonably likely to be inconsistent with the directors’ exercise of their fiduciary obligations to the Company’s stockholders under applicable Law or (ii) (A) the Board of Directors of the Company has concluded in good faith (after consultation with its financial advisors and outside legal counsel) that an Acquisition Proposal constitutes a Superior Proposal and (B) the Board of Directors of the Company has concluded in good faith (after consultation with its financial advisor and outside legal counsel) that the failure of the Board of Directors to effect a Recommendation Change would be reasonably likely to be inconsistent with the directors’ exercise of their fiduciary obligations to the Company’s stockholders under applicable Law.

(f) Notwithstanding the foregoing or anything else to the contrary provided herein, at any time prior to the receipt of the Requisite Stockholder Approval, subject to compliance with Section 5.02(g) and Section 7.01(g), the Company may terminate this Agreement pursuant to Section 7.01(g) in order to enter into a definitive, written Company Acquisition Agreement for a Superior Proposal if the Board of Directors of the Company has received an Acquisition Proposal that it determines in good faith (after consultation with its financial advisors and outside legal counsel) constitutes a Superior Proposal and the failure to take such action would be reasonably likely to be inconsistent with the directors’ exercise of their fiduciary obligations to the Company’s stockholders under applicable Law; provided, that the Company has not committed a Willful and Intentional Breach (as defined below) of this Section 5.02 in connection with such Acquisition Proposal.

(g) Prior to taking any action permitted by Section 5.02(e) or Section 5.02(f), (i) the Company shall give Parent at least three (3) Business Days’ prior written notice of its intention to take such action (which notice shall specify the reasons for any Recommendation Change or the material terms and conditions of any such Superior Proposal, as applicable) and, in the case of an Intervening Event involving a proposed transaction or in the case of a Superior Proposal, no later than the time of such notice, provide Parent an unredacted copy of the relevant proposed transaction agreement and other material documents contemplated with or by the party making such proposal or Superior Proposal, (ii) if requested by Parent, the Company and its Representatives shall negotiate in good faith with Parent during such notice period to enable Parent to propose changes to the terms of this Agreement intended to eliminate the need for the Board of Directors of the Company to effect a Recommendation Change or to cause such Superior Proposal to no longer constitute a Superior Proposal, (iii) the Board of Directors of the Company shall have considered in good faith (after consultation with its financial advisors and outside legal counsel) any changes to this Agreement proposed in writing by Parent and determined that such Intervening Event would continue to require a Recommendation Change if such changes were to be given effect or that the Superior Proposal would continue to constitute a Superior Proposal if such changes were to be given effect, as applicable, and (iv) in the event of any change to the material facts and circumstances relating to such Intervening Event or in any change to the form or amount of consideration or any material terms of the transaction in the case of an Intervening Event involving a potential transaction any change to any of the financial terms (including the form or amount of consideration) or any material terms of such Superior Proposal, the Company shall, in each case, have delivered to Parent an additional notice and a summary of the relevant proposed transaction agreement and other material documents and a new three (3) Business Day notice period shall commence during which time this Section 5.02(g) shall apply.

(h) Nothing set forth in Section 5.02 or elsewhere in this Agreement shall prohibit the Board of Directors of the Company from (i) taking and disclosing to the Company’s stockholders a position contemplated by Rule 14e-2(a) under the Exchange Act or complying with the provisions of Rule 14d-9 promulgated under the Exchange Act, or (ii) making any disclosure to the Company’s stockholders that the Board of Directors of the Company determines to make in good faith (after consultation with its outside legal counsel) in order to fulfill its fiduciary duties or satisfy applicable state or federal securities Laws; provided, that any such position or disclosure under clause (i) or (ii) will be deemed to be a Recommendation Change unless such position or disclosure is either a “stop, look and listen” communication by the Board of Directors of the Company pursuant to Rule 14d-9(f) of the Exchange Act in connection with a tender offer or exchange offer, or such position or disclosure includes a reaffirmation of the Company Board Recommendation.

(i) For purposes of this Agreement:

(i) “Acceptable Confidentiality Agreement” shall mean any confidentiality agreement entered into after the date of this Agreement that contains provisions restricting disclosure and use that are no less favorable in the aggregate to the Company than those in the Mutual Confidentiality and Non-Disclosure Agreement, dated as of July 1, 2011, as amended on August 11, 2011, between the Company and Parent (as it may be further amended, the “Confidentiality Agreement”).

(ii) “Acquisition Proposal” shall mean any offer or proposal (other than an offer or proposal by Parent or Merger Sub), whether or not in writing, to engage in an Acquisition Transaction from any Person or group (as such term is used in Section 13(d) of the Exchange Act).

(iii) “Acquisition Transaction” shall mean (A) any transaction or series of related transactions (other than the transactions contemplated by this Agreement) with one or more third parties involving (1) the purchase or other acquisition from the Company (whether by way of a merger, share exchange, consolidation, business combination or similar transaction) by any Person or “group” (as defined in or under Section 13(d) of the Exchange Act), directly or indirectly, of twenty percent (20%) or more of the total outstanding Shares, (2) any tender offer or exchange offer that, if consummated, would result in any Person or “group” (as defined in or under Section 13(d) of the Exchange Act) beneficially owning twenty percent (20%) or more of the total outstanding Shares, (3) any merger, consolidation, business combination or similar transaction involving the Company or any of its Subsidiaries, or (4) any sale, acquisition, transfer or disposition of assets (including equity of Subsidiaries of the Company) that constitute twenty percent (20%) or more of the consolidated non- “cash or cash equivalent” assets of the Company and its Subsidiaries, or (B) any liquidation or dissolution of the Company.

(iv) “Superior Proposal” shall mean a bona fide written Acquisition Proposal to acquire, directly or indirectly, pursuant to a tender offer, exchange offer, merger, consolidation or other business combination or similar acquisition transaction, (A) all or substantially all of the non-“cash or cash equivalent” assets of the Company or (B) more than fifty percent (50%) of the outstanding Shares, with respect to which the Board of Directors of the Company shall have determined in good faith (after consultation with its financial advisor and outside legal counsel) that the Acquisition Transaction contemplated by such Acquisition Proposal (x) would be more favorable to the stockholders of the Company (solely in their capacity as such) than the Merger, after taking into account all the terms and conditions of such proposal (including the financial aspects of such proposal, the form of consideration, the likelihood, ability to finance, conditionality and timing of consummation of such proposal, any break-up fees, expense reimbursement provisions and any other aspects of the transaction described in such proposal, including the identity of the Person or “group” (as defined in or under Section 13(d) of the Exchange Act) making such proposal) and this Agreement (including any changes to the terms of this Agreement proposed in writing by Parent to the Company in response to such proposal or otherwise) and (y) would not be subject to any due diligence or financing condition.

SECTION 5.03. Access to Information. (a) From and after the date of this Agreement, subject to the requirements of applicable Law, the Company will (i) give Parent and Merger Sub and their authorized Representatives reasonable access (during regular business hours upon reasonable notice) to all employees, plants, offices, warehouses and other facilities and to all books, contracts, commitments and records (including Tax returns) of the Company and its Subsidiaries and instruct the Company’s and its Subsidiaries’ independent public accountants to provide access to their work papers and such other information as Parent or Merger Sub may reasonably request, (ii) permit Parent and Merger Sub to make such inspections as they may reasonably require, and (iii) cause its officers and those of its Subsidiaries to furnish Parent and Merger Sub with such financial and operating data and other information with respect to the business, properties and personnel of the Company and its Subsidiaries as Parent or Merger Sub may from time to time reasonably request; provided, that nothing herein shall obligate the Company to incur costs and time to produce such information outside of the ordinary course of its business; provided, further, that nothing in this Agreement shall require the Company or any of its Subsidiaries to permit any inspection or disclose any information to Parent that would cause a violation of any Allowed Contract, would cause a risk of a loss of privilege to the Company or any of its Subsidiaries, would constitute a violation of applicable Laws, that is competitively sensitive information or to permit the other party or any of its Representatives to perform any onsite procedure with respect to any of its or its Subsidiaries’ properties; provided, further, that the Company shall take any and all reasonable action necessary to permit such disclosure without such loss of privilege or violation of agreement or Law. Parent hereby agrees that it shall treat any such information in accordance with the Confidentiality Agreement. Notwithstanding any provision of this Agreement to the contrary, the Company shall not be obligated to grant any access or make any disclosure in violation of applicable Laws or regulations or if it would unreasonably interfere with the conduct of the Company’s business. The Confidentiality Agreement shall survive any termination of this Agreement.

(b) Information obtained by Parent or Merger Sub pursuant to Section 5.03(a) shall not prejudice any of Parent’s rights or remedies.

SECTION 5.04. Reasonable Best Efforts. (a) Subject to the terms and conditions of this Agreement and Section 5.04(b) and Section 5.04(d) below and except with regard to matters related to the Antitrust Laws and clearances and litigation thereunder, each of the parties hereto shall cooperate with the other parties and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts to promptly (i) take, or cause to be taken, all actions, and do, or cause to be done, and assist and cooperate with the other parties in doing, all things necessary, proper or advisable to cause the conditions to Closing to be satisfied as promptly as reasonably practicable and to consummate and make effective, in the most expeditious manner reasonably practicable, the transactions described herein, including preparing and filing promptly and fully all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents, (ii) obtain all approvals, consents, registrations, waivers, permits, authorizations, orders and other confirmations from any Governmental Entity or third party necessary, proper or advisable to consummate the transactions described herein, (iii) execute and deliver any additional instruments necessary to consummate the transaction described herein, (iv) inform the other parties promptly of any substantive oral or written communications or meetings with Former Parent or its Representatives regarding the Merger and provide the other parties with an opportunity to attend and participate in such meetings, (v) furnish information requested by Former Parent in connection with the Company’s obligations under the Tax Sharing Agreement, and (vi) defend or contest any claim, suit, action or other proceeding brought by a third party that would otherwise prevent or materially impede, interfere with, hinder or delay the consummation of the transactions described herein.

(b) Each of the Company and Parent shall (i) make, as promptly as reasonably practicable, all necessary filings and notifications and other submissions with respect to this Agreement and the transactions contemplated hereby under the Antitrust Laws and, in any event, file the Notification and Report Form under the HSR Act no more than ten (10) Business Days after the date hereof and (ii) subject to Section 5.04(d), use its reasonable best efforts to obtain termination or expiration of any waiting periods under the HSR Act and such other approvals, consents and clearances as may be necessary, proper or advisable to effectuate the Merger under the Antitrust Laws and to remove any court or regulatory orders under the Antitrust Laws impeding the ability to consummate the Merger by the Outside Date (as defined below).

(c) Each of the Company, Parent and Merger Sub shall use reasonable best efforts to certify compliance with any “second request” for additional information or documentary material from the Department of Justice or the Federal Trade Commission pursuant to the HSR Act within four (4) months after receipt of such second request and to produce documents on a rolling basis.

(d) Notwithstanding anything in this Agreement to the contrary:

(i) Subject to Section 5.04(b), Parent shall have the unilateral right to determine whether or not the parties will litigate with any Governmental Entities to oppose any enforcement action or remove any court or regulatory orders impeding the ability to consummate the Merger.

(ii) Parent shall, on behalf of the parties, control and lead all communications and strategy relating to the Antitrust Laws and litigation matters relating to the Antitrust Laws (provided that the Company is not prohibited from complying with applicable Law), subject to good faith consultations with the Company and the inclusion of the Company at meetings with Governmental Entities with respect to any discussion related to the Merger under the Antitrust Laws.

(iii) Without limiting, and subject to, Section 5.04(b)(ii) the parties agree to use good faith efforts to (A) give each other reasonable advance notice of all meetings with any Governmental Entity relating to the Antitrust Laws, (B) to the extent not prohibited by such Governmental Entity, not participate independently in any such meeting without first giving the other party (or the other party’s outside counsel) an opportunity to attend and participate in such meeting, (C) to the extent practicable, give the other party reasonable advance notice of all oral communications with any Governmental Entity relating to Antitrust Laws, (D) if any Governmental Entity initiates an oral communication regarding the Antitrust Laws, promptly notify the other party of the substance of such communication, (E) provide each other with a reasonable advance opportunity to review and comment upon and consider in good faith the views of the other in connection with all written communications (including any analyses, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto relating to proceedings under the Antitrust Laws) with a Governmental Entity regarding the Antitrust Laws and (F) promptly provide each other with copies of all written communications to or from any Governmental Entity relating to the Antitrust Laws. The parties may, as they deem advisable and necessary, designate any competitively sensitive materials provided to the other under this Section 5.04 as “outside counsel only.” Such materials and the information contained therein shall be given only to outside counsel and previously-agreed outside economic consultants of the recipient and will not be disclosed by such outside counsel or outside economic consultants to employees, officers, or directors of the recipient without the advance written consent of the party providing such materials.

SECTION 5.05. Indemnification and Insurance. (a) Parent and Merger Sub shall cause the surviving corporation to agree that all rights to exculpation and indemnification for acts or omissions occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time (including any matters arising in connection with the transactions contemplated by this Agreement), now existing in favor of the current or former director or officers (the “Indemnified Parties”) or employees, as the case may be of the Company or its Subsidiaries as provided in their respective certificates of incorporation or by-laws or in any agreement shall survive the Merger and shall continue in full force and effect. For a period of six (6) years following the Effective Time (the “Post-Closing Indemnification Period”), Parent and the Surviving Corporation or its successor shall cause the Surviving Corporation’s or its successor’s certificate of incorporation and bylaws to contain provisions with respect to indemnification and exculpation of, and advancement of expenses to, the Indemnified Parties that are at least as favorable as the indemnification, exculpation and advancement of expenses provisions contained in the Certificate of Incorporation and Bylaws for the benefit of officers and directors of the Company as of the date hereof, and during the Post-Closing Indemnification Period, such provisions shall not, unless required by applicable Law, be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of the Indemnified Parties, and maintain any indemnification agreements of the Company and its Subsidiaries with any of their respective directors, officers and employees existing as on the date of this Agreement; provided, that in the event that due to dissolution of the Surviving Corporation or divestiture of its assets, Parent is the successor, the Indemnified Parties shall have the benefit of the provisions with respect to indemnification and exculpation of, and advancement of expenses to the Indemnified Parties in Parent’s certificate of incorporation and bylaws through the Post-Closing Indemnification Period.

(b) For a period of six (6) years after the Effective Time, Parent will cause the Surviving Corporation or its successor to maintain in effect the Company’s current directors’ and officers’ liability insurance covering those persons who are currently covered by the Company’s directors’ and officers’ liability insurance policy (copies of which have been delivered by the Company to Parent and its representatives prior to the date hereof) for acts or omissions occurring prior to the Effective Time on terms comparable to those of such policy in effect on the date hereof; provided, that (i) the Company may, at its election, substitute therefor a single premium tail policy with respect to such directors’ and officers’ liability insurance with policy limits, terms and conditions at least as favorable to the directors and officers covered under such insurance policy as the limits, terms and conditions in the existing policies of the Company; or (ii) if the Company does not elect to substitute as provided in clause (i) above, then Parent may (A) substitute therefor policies of Parent, from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier, containing terms with respect to coverage (including as coverage relates to deductibles and exclusions) and amounts no less favorable to such directors and officers or (B) request that the Company obtain (and, if so requested, the Company shall obtain) such extended reporting period coverage under its existing insurance programs (to be effective as of the Effective Time); provided, further, that in connection with this Section 5.05(b), neither the Company nor Parent shall pay a one-time premium (in connection with a single premium tail policy described above) in excess of the amount set forth in Section 5.05(b) of the Disclosure Letter or be obligated to pay annual premiums (in connection with any other directors and officers insurance policy described above) in excess of the annual premiums set forth in Section 5.05(b) of the Disclosure Letter. It is understood and agreed that in the event such coverage cannot be obtained for such amount or less, then the Company shall obtain the maximum amount of coverage as may be obtained for such amount.

(c) The rights of each Indemnified Party under this Section 5.05 shall survive consummation of the Merger and are intended to benefit, and shall be enforceable by, each Indemnified Party, his or her heirs and his or her personal representatives, successors or assigns and in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by contract or otherwise. Parent shall pay all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by any Indemnified Party in enforcing the indemnity and other obligations provided in this Section 5.05.

(d) The rights of the Indemnified Parties and their heirs and legal representatives under this Section 5.05 shall be in addition to any rights such Indemnified Parties may have under the Certificate of Incorporation or Bylaws of the Company or any of its Subsidiaries, any agreements between such persons and the Company or any of its Subsidiaries, or any applicable Laws, or under any insurance policies.

(e) In the event that the Surviving Corporation or any of its successors or assigns (A) consolidates with or merges into any other Persons, or (B) transfers fifty percent (50%) or more of its properties or assets to any Person, then and in each case, subject to the proviso in Section 5.05(a), proper provision shall be made so the applicable successors and assigns or transferees assume the obligations set forth in this Section 5.05.

(f) Notwithstanding anything herein to the contrary, (i) the obligations of Parent and the Surviving Corporation or its successor shall be subject to any limitation imposed by applicable Law (including any limitation on the Company’s ability to indemnify its own directors and officers) and (ii) Parent shall have no obligation to maintain the existence of the Surviving Corporation for any specified period following the Effective Time. The provisions of this Section 5.05 shall survive the consummation of the Merger.

SECTION 5.06. Employee Matters. (a) Prior to the Effective Time, except as set forth below, the Company will, and will cause its Subsidiaries to, and, from and after the Effective Time, Parent will, and will cause the Surviving Corporation to, honor, in accordance with their terms, all existing Company Employee Plans and International Employee Plans.

(b) For a one (1) year period following the Effective Time, Parent shall provide, or shall cause to be provided, to each active employee of the Company and its Subsidiaries (the “Company Employees”) (i) base compensation and bonus opportunities that, in each case, are no less favorable than were provided to the Company Employee immediately prior to the Effective Time, and (ii) other employee benefits (excluding equity or equity-based awards) that are substantially comparable, in the aggregate, to the employee benefits (excluding equity or equity-based awards) that were provided to the Company Employee immediately prior to the Effective Time; provided, however, that nothing in this Agreement shall prohibit the Parent or the Surviving Corporation from terminating the employment of any Company Employee.

(c) Parent shall use its commercially reasonable efforts to ensure that, as of the Closing Date, each Company Employee receives credit for service with the Company (or predecessor employers to the extent the Company provides such past service credit under the Company Employee Plans and the International Employee Plans) for purposes of eligibility to participate, vesting, vacation entitlement and level of severance benefits under each of the comparable employee benefit plans, programs and policies of Parent, the Surviving Corporation or the relevant Subsidiary, as applicable (“Parent Plans”), in which such Company Employee becomes a participant; provided, that no such service recognition shall result in any duplication of benefits with respect to the same period of service. In addition, and without limiting the generality of the foregoing, to the extent permitted by applicable Law, each Company Employee shall be immediately eligible to participate, without any waiting time, in any and all Parent Plans in which such Company Employee becomes entitled to participate to the extent coverage under such Parent Plan is comparable to a Company Employee Plan or International Employee Plan in which such Company Employee participated immediately before the Effective Time. To the extent permitted by applicable Law, as of the Closing Date, Parent shall, or shall cause the Surviving Corporation or relevant Subsidiary to, credit to Company Employees the amount of vacation time that such employees had accrued under any applicable Company Employee Plan or International Employee Plan as of the Closing Date. With respect to each health or welfare benefit plan maintained by Parent for the benefit of any Company Employees, the Surviving Corporation or the relevant Subsidiary and Parent shall use commercially reasonable efforts (i) to cause all pre-existing condition exclusions and actively-at-work requirements of such Parent Plan to be waived for each Company Employee and his or her covered dependents, unless and to the extent the individual, immediately prior to entry in the Parent Plans, was subject to such conditions under the comparable Company Employee Plan or International Employee Plan, as applicable, and (ii) to cause each Company Employee to be given credit under such plan for all amounts paid by such Company Employee under any similar Company Employee Plan or International Employee Plan for the plan year that includes the Closing Date for purposes of applying deductibles, co-payments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the applicable plan maintained by Parent, the Surviving Corporation or the relevant Subsidiary, as applicable, for the plan year in which the Closing Date occurs.

(d) Parent and the Company agree (i) that prior to the Closing the Company may adopt a retention program for employees of the Company and its Subsidiaries in accordance with the terms and conditions set forth on Section 5.06(d) of the Disclosure Letter and (ii) to the terms and conditions set forth on Section 5.06(d) of the Disclosure Letter relating to payment of 2011 annual bonuses.

(e) As soon as reasonably practicable following the date of this Agreement, but in no event later than seventy-five (75) days following the date of this Agreement, with respect to each Section 16 Officer and each other “disqualified individual” of the Company (as defined in Section 280G(c) of the Code) who is entitled to a gross-up for excise Taxes paid pursuant to Section 4999 of the Code, the Company shall furnish (i) a schedule that sets forth (A) the Company’s reasonable, good faith estimate of the maximum amount that could be paid to such disqualified individual as a result of any of the transactions contemplated by this Agreement (alone or in combination with any other event), and (B) the “base amount” (as defined in Section 280G(b)(3) of the Code) for each such individual, and (ii) underlying documentation on which such calculations are based if such information is reasonably requested by Parent. The Company and the Parent agree to use commercially reasonable efforts to cooperate to update the foregoing information prior to Closing as reasonably requested by Parent.

(f) The provisions of this Section 5.06 are for the sole benefit of the Parties to this Agreement and nothing herein, expressed or implied, is intended or shall be construed to confer upon or give to any Person (including, for the avoidance of doubt, any Company Employee), other than the Parties hereto and their respective permitted successors and assigns, any legal or equitable or other rights or remedies under or by reason of any provision of this Agreement. No provision in this Agreement shall modify or amend any Company Employee Plan, International Employee Plan or Parent Plan unless this Agreement explicitly states that the provision “amends” such Company Employee Plan, International Employee Plan or Parent Plan. This shall not prevent the parties entitled to enforce this Agreement from enforcing any provision in this Agreement, but no other party shall be entitled to enforce any provision in this Agreement on the grounds that it is an amendment to such Company Employee Plan, International Employee Plan or Parent Plan. If a party not entitled to enforce this Agreement brings a lawsuit or other action to enforce any provision in this Agreement as an amendment to such Company Employee Plan, International Employee Plan or Parent Plan and that provision is construed to be such an amendment despite not being explicitly designated as one in this Agreement, that provision shall lapse retroactively as of its inception, thereby precluding it from having any amendatory effect.

(g) As soon as reasonably practicable following the date of this Agreement but no later than ten (10) Business Days prior to the anticipated Closing Date, the Company shall use good faith, commercially reasonable efforts to provide or make available to Parent (to the extent such information can be provided in accordance with applicable data privacy Laws): (i) a true, correct and complete list of (A) with respect to each Existing Stock Option, the name of the applicable holder, the grant date of such Existing Stock Option, the number of Shares such holder is entitled to receive upon the exercise of such Existing Stock Option and the corresponding exercise price, vesting schedule and plan pursuant to which such Existing Stock Option was granted, (B) with respect to each Existing Restricted Stock Award, the name of the applicable holder, the number of Shares subject to such Existing Restricted Stock Award, the grant date of such Existing Restricted Stock Award, the vesting schedule of such Existing Restricted Stock Award and the plan pursuant to which such Existing Restricted Stock Award was granted, (C) with respect to each Existing RSU Award, the name of the applicable holder, the number of Shares subject to such Existing RSU Award, the grant date of such Existing RSU Award, the vesting schedule of such Existing RSU Award and the plan pursuant to which such Existing RSU Award was granted, and (D) with respect to each Existing DSU Award, the name of the applicable holder, the number of Shares subject to such Existing DSU Award, the grant date of such Existing DSU Award, the vesting schedule of such Existing DSU Award and the plan pursuant to which such Existing DSU Award was granted; and (ii) true, correct and complete copies of each material International Employee Plan.

(h) From and after the date of this Agreement, the Company and each of its Subsidiaries shall use commercially reasonable efforts to take all necessary action in order to comply with all applicable notification, consultation, and consent requirements with respect to all unions, works councils, employee committees and similar bodies in respect of the transactions contemplated by this Agreement, and Parent agrees to use commercially reasonable efforts to cooperate with the Company and its Subsidiaries in respect of the foregoing.

SECTION 5.07. Takeover Laws. The Company shall take all reasonable steps to exclude the applicability of, or to assist in any challenge by Parent or Merger Sub to the validity or applicability to the Merger or any other transaction contemplated by this Agreement of, any Takeover Laws.

SECTION 5.08. Proxy Statement; Stockholder Approval. (a) The Company shall prepare and file with the SEC, subject to the prior review of Parent, as promptly as reasonably practicable after the date hereof, a preliminary Proxy Statement (the “Preliminary Proxy Statement”) relating to the Merger as required by the Exchange Act. The Company shall obtain and furnish the information required to be included in the Preliminary Proxy Statement, shall provide Parent with, and consult with Parent regarding, any comments that may be received from the SEC or its staff with respect thereto, shall, subject to the prior review of Parent, respond as promptly as reasonably practicable to any such comments made by the SEC or its staff with respect to the Preliminary Proxy Statement, shall cause the Proxy Statement to be mailed to the Company’s stockholders as soon as reasonably practicable after the resolution of any such comments and shall use its reasonable best efforts (subject to the right to make a Recommendation Change in accordance with Section 5.02) to obtain the necessary approval of the Merger by its stockholders. If, at any time prior to the Special Meeting, any information relating to the Company, Parent, Merger Sub, any of their respective Affiliates, this Agreement or the transactions contemplated hereby (including the Merger), should be discovered by the Company or Parent which should be set forth in an amendment or supplement to the Proxy Statement, so that the Proxy Statement shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, the party that discovers such information shall promptly notify the other party, and an appropriate amendment or supplement describing such information shall be prepared by the Company and subject to review and approval by Parent (which approval shall not be unreasonably withheld) filed with the SEC, and to the extent required by applicable Law, disseminated to the stockholders of the Company. Except as Section 5.02 expressly permits, the Proxy Statement shall include the recommendation of the Board of Directors of the Company that the stockholders adopt the agreement of merger (as such term is used in Section 251 of the Corporation Law) set forth in this Agreement. Parent shall, upon request, furnish to the Company all information concerning itself, its Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement or any other statement, filing, notice or application made by or on behalf of the Company or any of their respective Subsidiaries to any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement.

(b) The Company shall, as promptly as reasonably practicable following the date of this Agreement, in accordance with customary timing in consultation with Parent, take all action necessary to establish a record date for, duly call, give notice of, and, after the mailing of the Proxy Statement, convene and hold a meeting of its stockholders (the “Special Meeting”) for the purpose of obtaining the Requisite Stockholder Approval required in connection with this Agreement and the Merger, and shall use its reasonable best efforts to cause such meeting to occur as soon as reasonably practicable. Except as specifically permitted by Section 5.02, the Board of Directors of the Company shall continue to recommend that the Company’s stockholders vote in favor of the adoption of the agreement of merger (as such term is used in Section 251 of the Corporation Law) contained in this Agreement and the Company shall use its reasonable best efforts to obtain the Requisite Stockholder Approval in order to consummate the Merger.

SECTION 5.09. Securityholder Litigation. The Company shall give Parent the opportunity to participate, subject to a customary joint defense agreement, in, but not control, the defense or settlement of any litigation against the Company and/or its directors relating to the transactions contemplated by this Agreement, and no settlement shall be agreed to without Parent’s prior consent.

SECTION 5.10. Press Releases. Except with respect to any Recommendation Change made in accordance with the terms of this Agreement, the Company and Parent will consult with and provide each other the opportunity to review and comment upon any press release or other public statement or comment prior to the issuance of such press release or other public statement or comment relating to this Agreement or the transactions contemplated in this Agreement and shall not issue any such press release or other public statement or comment prior to such consultation except as may be required by Law or by obligations pursuant to any listing agreement with any national securities exchange. Parent and the Company agree to issue a joint press release announcing this Agreement.

SECTION 5.11. Rule 16b-3. Notwithstanding anything herein to the contrary, prior to the Effective Time, the Company shall be permitted to take such steps as may be reasonably necessary or advisable hereto to cause disposition of Company equity securities (including derivative securities) pursuant to the transactions contemplated by this Agreement to be exempt under Rule 16b-3 promulgated under the Exchange Act in accordance with that certain No-Action Letter dated January 12, 1999 issued by the SEC regarding such matters.

SECTION 5.12. Parent Approval. Immediately following the execution of this Agreement, Parent shall execute and deliver, in accordance with Section 228 of the Corporation Law and in its capacity as the sole stockholder of Merger Sub, a written consent adopting the agreement and plan of merger (as such term is used in Section 251 of the Corporation Law) contained in this Agreement.

SECTION 5.13. Control of Operations. Nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the Company’s operations prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.

SECTION 5.14. Certain Transfer Taxes. Parent shall pay the amount of any documentary, sales, use, real property transfer, real property gains, registration, value-added, transfer, stamp, recording and other similar Taxes, fees, and costs together with any interest thereon, penalties, fines, costs, additions to Tax or additional amounts with respect thereto, imposed in connection with this Agreement or the Merger.

SECTION 5.15. Intellectual Property. If either party learns of the existence of any potential Section 3.14(f) Event, including any contract with the potential to cause a Section 3.14(f) Event, the Company shall use its reasonable best efforts to eliminate the occurrence of or, if not possible, reduce the effect of such situation, and in all instances shall cooperate with the reasonable direction of Parent in connection therewith. Without limiting the foregoing, the Company shall not enter into any contract nor make any other commitment or obligation that may give rise to a potential Section 3.14(f) Event without the prior written consent of Parent.

ARTICLE VI

CONDITIONS TO CONSUMMATION OF THE MERGER

SECTION 6.01. Conditions to Each Party’s Obligation To Effect the Merger. The respective obligations of the parties to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a) Requisite Stockholder Approval. The Requisite Stockholder Approval shall have been obtained.

(b) No Injunctions or Restraints; Illegality. No Order issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger contemplated by this Agreement shall be in effect. No Law shall have been enacted, entered or promulgated by any Governmental Entity that prohibits or makes illegal consummation of the Merger.

(c) Antitrust Laws. Any applicable waiting period (or extension thereof) under the HSR Act and any other applicable Antitrust Law that, within fifteen (15) days following the date of this Agreement, the parties identify and agree is applicable to the Merger shall have expired or been terminated and the European Commission shall have issued a decision under the EC Merger Regulation declaring the Merger compatible with the common market and all approvals, clearances, filings and notices required under any other applicable Antitrust Law that, within fifteen (15) days following the date of this Agreement, the parties identify and agree is applicable to the Merger shall have been obtained or made.

SECTION 6.02. Conditions to Obligations of Parent and Merger Sub. The obligation of Parent and Merger Sub to effect the Merger is also subject to the satisfaction, or waiver by Parent, at or prior to the Effective Time, of the following conditions:

(a) Representations and Warranties. The representations and warranties of the Company (i) set forth in Section 3.06(a) (Material Adverse Effect) shall be true and correct in all respects as of the date of this Agreement and as of the Bringdown Date (as defined below) as if made on and as of the Bringdown Date, (ii) set forth in Section 3.01 (Organization and Qualification) (other than the last sentence thereof, and solely with respect to the Company and not to its Subsidiaries), Section 3.03 (Authority for this Agreement; Board Action), Section 3.20 (Opinion) and Section 3.22 (State Takeover Statues Inapplicable; Rights Agreement) of this Agreement, without giving effect to any materiality or “Material Adverse Effect” qualifications therein, shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as if made on and as of the Closing (except to the extent expressly made as of an earlier date, in which case as of such date), (iii) set forth in Section 3.02(a) (Capitalization) (other than the last sentence thereof) shall be true and correct in all respects as of the date of this Agreement and as of the Bringdown Date as if made on and as of the Bringdown Date (except to the extent expressly made as of an earlier date, in which case as of such date) except for de minimis failures to be true and correct, and (iv) set forth in this Agreement other than those representations and warranties specifically identified in clauses (i), (ii) and (iii) of this Section 6.02(a), without giving effect to any materiality or “Material Adverse Effect” qualifications therein, shall be true and correct as of the date of this Agreement and as of the Bringdown Date as if made on and as of the Bringdown Date (except to the extent expressly made as of an earlier date, in which case as of such date), except, in the case of this clause (iv), where such failures to be true and correct have not had and are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect of the type described in clause (a) of the definition thereof. Parent shall have received a certificate signed on behalf of the Company by the Chief Executive Officer or the Chief Financial Officer of the Company to the foregoing effect.

(b) Performance of Obligations of the Company. The Company shall have performed or complied in all material respects with all obligations required to be performed or complied with by it under this Agreement at or prior to the Effective Time; and Parent shall have received a certificate signed on behalf of the Company by the Chief Executive Officer or the Chief Financial Officer of the Company to such effect.

(c) Tax Sharing Agreement. The “Unqualified Tax Opinion” as defined in the Tax Sharing Agreement delivered by the Company’s tax counsel to Former Parent on or prior to the date hereof with respect to the Merger pursuant to the requirements of Section 7.02(d) of the Tax Sharing Agreement shall not have been withdrawn, unless such withdrawal arises from any failure of any statement or representation contained in any representation letter from Parent delivered to the Company’s tax counsel in connection with such “Unqualified Tax Opinion” to be true, correct and complete when given or at any time at or prior to the Effective Time (a “Rep Failure”); and provided, further, that no other condition to the obligations of Parent and Merger Sub to effect the Merger contained in Section 6.01 or Section 6.02 of this Agreement, shall be deemed not to have been satisfied by any such withdrawal arising from a Rep Failure or the consequences arising from such withdrawal.

SECTION 6.03. Conditions to Obligations of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver by the Company at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. The representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing as if made on and as of the Closing (except to the extent expressly made as of an earlier date, in which case as of such date), except where such failures to be true and correct, individually or in the aggregate, have not had and are not reasonably likely to have a Parent Material Adverse Effect. The Company shall have received a certificate signed on behalf of Parent by a duly authorized executive officer of Parent to the foregoing effect.

(b) Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub shall have performed or complied in all material respects with all obligations required to be performed or complied with by them under this Agreement at or prior to the Effective Time, and the Company shall have received a certificate signed on behalf of Parent by a duly authorized executive officer of Parent to such effect.

ARTICLE VII

TERMINATION; AMENDMENT; WAIVER

SECTION 7.01. Termination. This Agreement may be terminated and the Merger may be abandoned at any time (notwithstanding adoption of the agreement of merger (as such term is used in Section 251 of the Corporation Law) contained in this Agreement by the Requisite Stockholder Approval) prior to the Effective Time (with any termination by Parent also being an effective termination by Merger Sub):

(a) by mutual written consent of the Company and Parent;

(b) by either the Company or Parent, if any court of competent jurisdiction or other Governmental Entity shall have issued an Order, or taken any other action restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such Order or other action shall have become final and non-appealable; provided, that the party seeking to terminate this Agreement pursuant to this Section 7.01(b) shall have used its reasonable best efforts to contest, appeal and remove such Order or action and shall not be in violation of Section 5.04 or otherwise in material violation of this Agreement;

(c) by either the Company or Parent, if the Effective Time shall not have occurred on or before August 15, 2012 (the “Outside Date”); provided, however, that if on the Outside Date at least one of the conditions set forth in Section 6.01(b) (as a result of an Order or Law under the Antitrust Laws) or Section 6.01(c) shall not have been satisfied, then, subject to the last paragraph of this Section 7.01, at the written election of Parent or the Company, the Outside Date may be extended no more than three (3) times in the aggregate, each time by a period of two (2) months (and in the case of such extension, any reference to the Outside Date in any other provision of this Agreement shall be a reference to the Outside Date, as extended); provided, further, however, that the Outside Date shall under no circumstance be extended beyond February 15, 2013; provided, further, that the right to terminate this Agreement under this Section 7.01(c) shall not be available to any party whose failure to fulfill in any material respect any covenants and agreements of such party set forth in this Agreement was the primary cause of the failure of the Effective Time to occur on or before the Outside Date;

(d) by the Company or Parent, if the Company shall have failed to obtain the Requisite Stockholder Approval at the Special Meeting or at any adjournment or postponement thereof, in each case at which a vote on such adoption was taken;

(e) by Parent, if the representations and warranties of the Company shall not be true and correct or the Company shall have breached or failed to perform any of its covenants or agreements set forth in this Agreement, which failure to be true and correct, breach or failure to perform would give rise to the failure of any of the conditions set forth in Section 6.02(a) or Section 6.02(b), and which failure to be true and correct, breach or failure to perform is not cured by the Company within thirty (30) days following written notice to the Company, or which by its nature or timing is not capable of being cured;

(f) by the Company, if the representations and warranties of Parent and Merger Sub shall not be true and correct or Parent or Merger Sub shall have breached or failed to perform any of its respective covenants or agreements set forth in this Agreement, which failure to be true and correct, breach or failure to perform would give rise to the failure of any of the conditions set forth in Section 6.03(a) or Section 6.03(b), and which failure to be true and correct, breach or failure to perform is not cured by Parent or Merger Sub within thirty (30) days following written notice to Parent, or which by its nature or timing is not capable of being cured;

(g) by the Company, at any time prior to the receipt of the Requisite Stockholder Approval in order to concurrently enter into a written and definitive Company Acquisition Agreement that constitutes a Superior Proposal, if (i) the Company has not committed a Willful and Intentional Breach of Section 5.02 and has satisfied all of the conditions and requirements set forth in Section 5.02(f) and Section 5.02(g) and (B) prior to or concurrently with the termination of this Agreement, the Company pays the Company Termination Fee (as defined below) to Parent in accordance with Section 7.03(b); or

(h) by Parent, in the event that (i) the Board of Directors of the Company or any committee shall have for any reason effected a Recommendation Change and the Requisite Stockholder Approval shall not have been obtained, or (ii) the Company enters into a Company Acquisition Agreement (unless consented to by Parent).

The party desiring to terminate this Agreement pursuant to clause (b), (c), (d), (e), (f), (g) or (h) of this Section 7.01 shall give written notice of such termination to the other party in accordance with Section 8.04, specifying the provision or provisions hereof pursuant to which such termination is effected. The party electing to extend the Outside Date pursuant to clause (b) of this Section 7.01 shall give written notice of such election to the other party in accordance with Section 8.04, and (1) in the case of Parent electing to extend the Outside Date, such notice shall specify that Parent has determined to extend the Outside Date; (2) in the case of Parent electing not extend the Outside Date, such notice shall either (x) specify that Parent is of the belief that the Parent Termination Fee (as defined below) would not be payable on the upcoming Outside Date pursuant to Section 7.03(c) or (y) contain an agreement from Parent to pay the Parent Termination Fee on the upcoming Outside Date pursuant to Section 7.03(c) in the event that the Company does not elect to extend the Outside Date; (3) in the case of the Company electing to extend the Outside Date, such notice shall confirm the extension of the Bringdown Date; and (4) in the case of the Company electing not to extend the Outside Date, such notice shall specify that the Company has determined not to extend the Outside Date; provided, that in order to be effective, the notice given by Parent under this sentence must be given no earlier than the twenty-first (21st) day prior to the upcoming Outside Date but no later than the seventh (7th) day prior to the upcoming Outside Date, and the notice given by the Company under this sentence must be given no earlier than the seventh (7th) day prior to the upcoming Outside Date but no later than the date of the Outside Date; provided, that in the absence of an election, a party shall be deemed to have elected to not extend the Outside Date.

SECTION 7.02. Effect of Termination. If this Agreement is terminated and the Merger is abandoned pursuant to Section 7.01, this Agreement, except for the provisions of Section 5.03, Section 7.02, Section 7.03 and Article VIII, shall forthwith become void and have no effect, without any liability on the part of any party or its directors, officers or stockholders. Nothing in this Section 7.02 shall relieve any party to this Agreement of liability for any Willful Breach (as defined below) of this Agreement occurring prior to such termination. Notwithstanding anything to the contrary in this Agreement, after the termination of this Agreement, and irrespective of whether or not there is a payment of the Parent Termination Fee, the Company may nonetheless pursue, and Parent and Merger Sub shall be responsible for as damages, damages (subject to any limitations on amount set forth in Section 8.03(c)) arising or resulting from any Willful Breach by Parent of this Agreement and, in any determination of such damages, the court shall be permitted to take into account any damages to, and the Company shall be entitled to seek such stockholder damages on behalf of the stockholders as a group, as if such stockholders had been able to bring an action on their own behalf. Without limiting the Company’s rights pursuant to the previous sentence, the parties confirm that nothing in this Section 7.02 or in Section 8.07 is intended to permit any stockholders to bring any action as third party beneficiaries.

SECTION 7.03. Fees and Expenses. (a) Whether or not the Merger is consummated, except as otherwise specifically provided herein, all costs and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such expenses.

(b) The Company shall pay to Parent or its designee the Company Termination Fee, by wire transfer of immediately available funds to an account or accounts designated in writing by Parent, as follows:

(i) if (A) this Agreement is terminated pursuant to (1) Section 7.01(c) prior to a vote by the stockholders of the Company at the Special Meeting on the adoption of the agreement of merger (as such term is used in Section 251 of the Corporation Law) and the conditions in Section 6.01(b) (with respect to Orders under the Antitrust Laws) and Section 6.01(c) shall have been satisfied, (2) Section 7.01(d) or (3) Section 7.01(e); (B) following the date hereof and prior to the termination of this Agreement, a proposal for an Acquisition Transaction shall have been made to the Company or shall have been made directly to the stockholders of the Company generally or shall have otherwise become publicly known or any Person shall have publicly announced an intention (whether or not conditional) to make such a proposal, in the case of a termination pursuant to Section 7.01(d), and such proposal or announcement of an intention to make such proposal shall not have been publicly and irrevocably withdrawn at least ten (10) Business Days prior to the Special Meeting shall have been made to the Company or the stockholders of the Company; and (C) within twelve (12) months following the termination of this Agreement, the Company enters into an agreement providing for, or consummates, a Qualifying Acquisition Transaction (as defined below), then the Company shall pay or cause to be paid the Company Termination Fee to Parent upon the consummation of a Qualifying Acquisition Transaction;

(ii) if this Agreement is terminated by Parent pursuant to Section 7.01(h), then the Company shall pay or cause to be paid the Company Termination Fee promptly, and in any event not more than two (2) Business Days following such termination; or

(iii) if this Agreement is terminated (A) by the Company pursuant to Section 7.01(g) or (B) pursuant to Section 7.01(d) and a Recommendation Change in response to an Intervening Event shall have been in effect at the time of the Special Meeting, then concurrently with (and as a condition to) such termination, the Company shall pay or cause to be paid the Company Termination Fee to Parent.

(iv) As used herein “Company Termination Fee” shall mean a cash amount equal to $375 million.

(v) As used herein, “Qualifying Acquisition Transaction” means any Acquisition Transaction involving (A) fifty percent (50%) or more of the non- “cash or cash equivalent” assets of the Company and its Subsidiaries, taken as a whole; or (B) acquisition by any person (other than Parent or any of its Subsidiaries or Affiliates) of fifty percent (50%) or more of the outstanding Shares.

(vi) Notwithstanding, anything to the contrary in this Agreement, payment of the Company Termination Fee shall constitute liquidated damages, and from and after such termination as described in this Section 7.03(b), the Company shall have no further liability of any kind for any reason in connection with this Agreement or the termination contemplated hereby other than as provided under this Section 7.03(b). In no event shall Parent be entitled to the Company Termination Fee on more than one occasion.

(c) In the event that this Agreement is terminated by either Parent or the Company (i) (A) pursuant to Section 7.01(b), only in connection with any Order or action by a Governmental Entity with respect to the Antitrust Laws, or (B) pursuant to Section 7.01(c) and, in the case of this clause (B), at the time of such termination, the conditions set forth in at least one of Section 6.01(b) (as a result of an Order or Law under the Antitrust Laws) or Section 6.01(c) shall not have been satisfied, (ii) the failure of one or more of the conditions in Section 6.01(b) or Section 6.01(c) to be satisfied is not primarily caused by any material Willful and Intentional Breach of Section 5.04 of this Agreement by the Company, and (iii) all other conditions to the obligations of Parent and Merger Sub to consummate the Merger set forth in Section 6.01 and Section 6.02 have been satisfied or waived (and, in the case of those conditions that by their terms are to be satisfied at the Closing, such conditions would be satisfied if the Closing were to occur), then Parent shall pay to the Company or the Company’s designee, by wire transfer of immediately available funds to an account or accounts designated in writing by the Company, a cash amount (the “Parent Termination Fee”) equal to $2.5 billion (subject to adjustment as provided in Section 8.03(c)) within two (2) Business Days of termination, it being understood that in no event shall the Company be entitled to the Parent Termination Fee referred to in this Section 7.03(c) on more than one occasion (it being further understood that any amount actually paid of the Parent Termination Fee is subject to a credit pursuant to Section 8.03(c)).

(d) The parties acknowledge that the agreements contained in this Section 7.03 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, neither Parent nor the Company would have entered into this Agreement; accordingly, if the Company or Parent fails to promptly pay any amounts due pursuant to this Section 7.03 and, in order to obtain such payment, Parent or the Company, respectively, commences a suit which results in a judgment against the Company or Parent, respectively, for the amount of the Company Termination Fee or Parent Termination Fee, respectively, set forth in this Section 7.03, the Company or Parent, respectively, shall pay the Parent’s or the Company’s, respectively, reasonable costs and expenses (including reasonable attorneys’ fees and expenses of enforcement) in connection with such suit, together with interest on the amounts owed at the prime lending rate prevailing at such time, as published in the Wall Street Journal from the date such amounts were required to be paid until the date actually received by Parent or the Company, as applicable.

SECTION 7.04. Amendment. To the extent permitted by applicable Law, this Agreement may be amended by the Company, Parent and Merger Sub, at any time before or after receipt of the Requisite Stockholder Approval but, after receipt of the Requisite Stockholder Approval, no amendment shall be made which decreases the Merger Consideration or which adversely affects the rights of the Company’s stockholders hereunder without the approval of the stockholders of the Company. This Agreement may not be amended, changed, supplemented or otherwise modified except by an instrument in writing signed on behalf of all of the parties.

SECTION 7.05. Extension; Waiver; Remedies. (a) At any time prior to the Effective Time, each party hereto may (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties contained herein by any other applicable party or in any document, certificate or writing delivered pursuant hereto by any other applicable party or (iii) waive compliance by any party with any of the agreements or conditions contained herein. Any agreement on the part of any party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. For purposes of this provision, Parent and Merger Sub shall be considered one party and the Company shall be considered a separate party.

(b) All rights, powers and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise of any thereof by any party shall not preclude the simultaneous or later exercise of any other such right, power or remedy by such party. The failure of any party hereto to exercise any rights, power or remedy provided under this Agreement or otherwise available in respect hereof at law or in equity, or to insist upon compliance by any other party hereto with its obligations hereunder, and any custom or practice of the parties at variance with the terms hereof, shall not constitute a waiver by such party of its right to exercise any such or other right, power or remedy or to demand such compliance.

ARTICLE VIII

MISCELLANEOUS

SECTION 8.01. Entire Agreement; Assignment. This Agreement (including the exhibits and schedules to this Agreement) and the Confidentiality Agreement constitute the entire agreement and supersedes all oral agreements and understandings and all written agreements prior to the date hereof between or on behalf of the parties with respect to the subject matter hereof. This Agreement shall not be assigned by any party by operation of law or otherwise without the prior written consent of the other parties provided, that Parent or Merger Sub may assign any of their respective rights and obligations to any direct or indirect Subsidiary of Parent, but no such assignment shall relieve Parent or Merger Sub, as the case may be, of its obligations hereunder.

SECTION 8.02. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the fullest extent possible.

SECTION 8.03. Enforcement of the Agreement; Jurisdiction; Certain Limitations. (a) The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement exclusively in the Delaware Court of Chancery, or in the event (but only in the event) that such court does not have subject matter jurisdiction over such action or proceeding, in the United States District Court for the District of Delaware or another court sitting in the state of Delaware, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties to this Agreement irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising under this Agreement, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising under this Agreement brought by the other party to this Agreement or its successors or assigns shall be brought and determined exclusively in the Delaware Court of Chancery, or in the event (but only in the event) that such court does not have subject matter jurisdiction over such action or proceeding, in the United States District Court for the District of Delaware or another court sitting in the state of Delaware. Each of the parties to this Agreement hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the aforesaid courts. Each of the parties to this Agreement hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to serve in accordance with this Section 8.03, (b) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by the applicable Law, any claim that (i) the suit, action or proceeding in such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter of this Agreement, may not be enforced in or by such courts. Each of the Company, Parent and Merger Sub hereby agrees that service of any process, summons, notice or document by U.S. registered mail to the respective addresses set forth in Section 8.04 shall be effective service of process for any proceeding arising out of, relating to or in connection with this Agreement or the transactions contemplated hereby, including the Merger.

(b) EACH PARTY TO THIS AGREEMENT ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR

OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.03(B).

(c) In addition to and without prejudice to the Company’s right to obtain an injunction or specific performance of this Agreement, the Company agrees that, to the extent it makes claims (“Antitrust Efforts Claims”) in respect of breaches by Parent or Merger Sub of any of its representations, warranties, covenants or agreements in this Agreement that constitutes or results in a breach of Section 5.04 to the extent related to or resulting in the failure of the conditions set forth in Section 6.01(b) (as a result of an Order or Law under the Antitrust Laws) or Section 6.01(c) to have been satisfied, then, notwithstanding any other provision of this Agreement, the aggregate liability of Parent and Merger Sub pursuant to all Antitrust Efforts Claims shall be (x) subject to and in accordance with Section 7.02 and (y) limited to a maximum amount equal to the excess of $3.5 billion over the amount of the Parent Termination Fee previously paid to the Company. To the extent any amounts are paid to the Company pursuant to Antitrust Efforts Claims before the payment of the Parent Termination Fee, the amount of the Parent Termination Fee shall be reduced to the extent (if any) so that the sum of all amounts previously paid pursuant to the Antitrust Efforts Claims plus the amount of the Parent Termination Fee will equal the same aggregate amounts as would have been payable pursuant to the previous sentence if the Parent Termination Fee had been paid prior to all payments with respect to Antitrust Efforts Claims.

SECTION 8.04. Notices. All notices, requests, claims, demands and other communications hereunder shall be given (and shall be deemed to have been duly received if given) by hand delivery in writing or by facsimile or electronic transmission, in each case, with either confirmation of receipt or confirmatory copy delivered by internationally or nationally recognized courier services within three (3) Business Days following notification, as follows:

if to Parent or Merger Sub:

Google Inc.

1600 Amphitheatre Parkway

Mountain View, CA 94043

Attention: Donald S. Harrison, Vice President, Deputy General Counsel

and Assistant Secretary

Facsimile No.: (650) 887-1790

Email: ma-notice@google.com

with a copy to:

Cleary Gottlieb Steen & Hamilton LLP 1 Liberty Plaza New York, New York 10006 Attention: Victor I. Lewkow

Attention: Ethan A. Klingsberg Attention: Matthew P. Salerno Facsimile No.: (212) 225-3999

if to the Company:

Motorola Mobility, Inc. 600 North US Highway 45 Libertyville, IL 60048 Attention: Chief Executive Officer

With a copy to:

Motorola Mobility, Inc. 600 North US Highway 45 Libertyville, IL 60048 Attention; General Counsel Facsimile No.: (847) 523-0727

With a copy to:

Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 Attention: David C. Karp Facsimile No.: (212) 403-2000

or to such other address as the Person to whom notice is given may have previously furnished to the others in writing in the manner set forth above. Rejection or other refusal to accept or the inability to deliver because of changed address of which no notice was given shall be deemed to be receipt of the notice as of the date of such rejection, refusal or inability to deliver.

SECTION 8.05. Governing Law. This Agreement, and any dispute arising out of, relating to, or in connection with this Agreement, shall be governed by and construed in accordance with the Laws of the State of Delaware, without giving effect to any choice or conflict of Law provision or rule (whether of the State of Delaware or of any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

SECTION 8.06. Descriptive Headings. The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

SECTION 8.07. Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Agreement except for Section 5.05 (which is intended to be for the benefit of the Persons referred to therein, and may be enforced by any such Persons)

and except for the right of the Company to pursue damages, and to seek on behalf of, the stockholders of the Company as a group, damages, in the event of any breach of this Agreement by Parent or Merger Sub, which right is hereby acknowledged and agreed by the Parent and Merger Sub.

SECTION 8.08. Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same agreement.

SECTION 8.09. Certain Definitions. For purposes of this Agreement, the following terms shall have the following meanings:

(a) “Affiliate” and “Associate” shall have the meanings given to such terms in Rule 12b-2 under the Exchange Act;

(b) “beneficial ownership” shall have the meaning given to such term in Rule 13d-3 under the Exchange Act;

(c) “Bringdown Date” means (i) if the Closing occurs prior to or on the first anniversary of the date of this Agreement, the Closing Date and (ii) if the Closing occurs after the first anniversary of the date of this Agreement, the date that is the first anniversary of the date of this Agreement; provided, that in the event that the Company elects to extend the Outside Date pursuant to Section 7.01(c), then the Bringdown Date shall be the earlier of (A) the Closing Date and (B) the Outside Date (but only to the extent such Outside Date is extended by the Company). For the avoidance of doubt, as an illustration, if the Company elects to extend the initial Outside Date to October 15, 2012 and subsequently, Parent elects to extend the October 15, 2012 to December 15, 2012, the Bringdown Date shall be October 15, 2012 (and not December 15, 2012).

(d) “Business Day” shall have the meaning given to such term in Rule 14d-1(g) under the Exchange Act;

(e) “Former Parent” means Motorola, Inc. (renamed Motorola Solutions, Inc.), a Delaware corporation;

(f) “knowledge” of the Company with respect to any fact or matter means the actual knowledge of the Company’s senior executive officers listed on Section 8.09(e) of the Disclosure Letter of a particular fact or other matter, without a duty of inquiry or investigation, (“known to the Company” shall have the correlative meaning); “knowledge” of Parent with respect to any fact or matter means the actual knowledge of Parent’s senior executive officers listed on Section 8.09(e) of the Parent Disclosure Letter of a particular fact or other matter, without a duty of inquiry or investigation, as of the date of this Agreement;

(g) “Material Adverse Effect” means any occurrence, change, event, effect or circumstance, that, individually or when taken together with all other occurrences, changes,

events, effects or circumstances, (a) is or would reasonably likely to be materially adverse to the business, operations, results of operations, financial condition of the Company and its Subsidiaries, taken as a whole, other than any occurrence, change, event, effect or circumstance to the extent relating to or resulting from (i) occurrences, changes, events, effects or circumstances generally affecting the economy or the financial, debt, credit or securities markets, in the United States or elsewhere, (ii) changes or proposed changes, after the date of this Agreement, in Law (including rules and regulations), interpretations thereof, regulatory conditions or GAAP or other generally acceptable accounting principles (or interpretations thereof), (iii) occurrences, changes, events, effects or circumstances generally affecting the mobile devices industry or the segments thereof in which the Company and its Subsidiaries operate, (iv) resulting from any political conditions or developments in general, or resulting from any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism, (v) the performance by the Company of its obligations under this Agreement, including any inaction in compliance with Section 5.01 to the extent that such inaction is as a result of Parent unreasonably withholding its consent under Section 5.01, but excluding from this clause (v) the Company’s operations in the ordinary and usual course of business consistent with past practice in compliance with Section 5.01, (vi) actions of the Company or any of its Subsidiaries which a senior executive of Parent has expressly requested in writing after the date hereof pursuant to this Agreement or to which after the date hereof a senior executive of Parent has expressly consented pursuant to this Agreement; (vii) any decline in the stock price of the Company Common Stock or any failure to meet internal or published projections, forecasts or revenue or earning predictions for any period (provided, that the underlying causes of such decline or failure may, to the extent applicable, be considered in determining whether there is a Material Adverse Effect); (viii) the announcement or the existence of, or compliance with, this Agreement and the transactions contemplated by this Agreement, including any inaction in compliance with Section 5.01 to the extent that such inaction is as a result of Parent unreasonably withholding its consent under Section 5.01, but excluding from this clause (viii) the Company’s operations in the ordinary and usual course of business consistent with past practice in compliance with Section 5.01; (ix) the announcement, pendency or consummation of the transactions contemplated by this Agreement and any loss of, or adverse change in, the relationship of the Company or any of its Subsidiaries with its employees, customers, distributors, partners or suppliers that is related thereto, including any inaction in compliance with Section 5.01 to the extent that such inaction is as a result of Parent unreasonably withholding its consent under Section 5.01, but excluding from this clause (ix) the Company’s operations in the ordinary and usual course of business consistent with past practice in compliance with Section 5.01; (x) any Action to the extent relating to this Agreement or the transactions contemplated by this Agreement; (xi) any Action to the extent relating to the Company’s patent portfolio that is either disclosed in the Disclosure Letter or is reasonably similar or related to any Action disclosed in the Disclosure Letter, regardless of any outcome, development or settlement thereof; or (xii) Parent’s (or its applicable Affiliates’) (A) failure to renew or extend the Mobile Application Distribution Agreement (Android), effective as of May 1, 2009, by and between Motorola Mobility Holdings, Inc. (successor to the Mobile Devices Business of Motorola, Inc.) and Google Inc., as amended, or (B) termination of the Android Pre-Release Software License Agreement, as amended; except in the case of clauses (i), (ii), (iii) or (iv) to the extent such occurrence, change, event, effect or circumstance has a disproportionate effect on the Company and its Subsidiaries, taken as a whole, as compared with other companies operating in the same industry or (b) has prevented or materially delayed or materially impaired or would be reasonably likely to prevent or materially delay or materially impair the ability of the Company to perform its obligations under this Agreement or to consummate the Merger and the other transactions contemplated by this Agreement;

(h) “Parent Material Adverse Effect” means any occurrence, change, event, effect or circumstance that has prevented or materially delayed or materially impaired or would be reasonably likely to prevent or materially delay or materially impair the ability of Parent to perform its obligations under this Agreement or to consummate the Merger and the other transactions contemplated by this Agreement;

(i) “Permitted Lien” means (i) Liens for Taxes not yet due and payable or that are being contested in good faith and by appropriate proceedings and for which adequate reserves in accordance with GAAP have been established in the most recent financial statements contained in the Company SEC Reports; (ii) mechanics’, carriers’, workmen’s, repairmen’s, materialmen’s and other Liens arising by operation of Law; (iii) Liens or security interests that arise or are incurred in the ordinary course of business relating to obligations not yet due on the part of the Company or any of its Subsidiaries or secure a liquidated amount that are being contested in good faith and by appropriate proceedings and for which adequate reserves in accordance with GAAP have been established in the most recent financial statements contained in the Company SEC Reports; (iv) pledges or deposits to secure obligations under workers’ compensation Laws or similar Laws or to secure public or statutory obligations; (v) pledges and deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case in the ordinary course of business; (vi) easements, encroachments, declarations, covenants, conditions, reservations, limitations and rights of way (unrecorded and of record) and other similar restrictions or encumbrances of record, zoning, building and other similar ordinances, regulations, variances and restrictions, and all defects or irregularities in title, including any condition or other matter, if any, that may be shown or disclosed by a current and accurate survey or physical inspection; (vii) pledges or deposits to secure the obligations under the Company’s revolving credit facility and other existing indebtedness of the Company; (viii) Liens or security interests that arise from agreements entered into in accordance with Section 5.01; (ix) all Liens created or incurred by any owner, landlord, sublandlord or other person in title; and (x) and other Liens which do not materially interfere with the Company’s use and enjoyment of real property or materially detract from or diminish the value thereof;

(j) “Person” shall mean any individual, corporation, limited liability company, partnership, association, trust, estate or other entity or organization;

(k) “Subsidiary” shall mean, when used with reference to an entity, any other entity of which securities or other ownership interests having ordinary voting power to elect a majority of the Board of Directors or other Persons performing similar functions, or a majority of the outstanding voting securities of which, are owned directly or indirectly by such entity;

(l) “Tax Sharing Agreement” shall mean the Tax Sharing Agreement, dated as of July 31, 2010 by and among Former Parent, Motorola Mobility, Inc. and the Company;

(m) “Willful Breach” shall mean, with respect to any representation, warranty, agreement or covenant, a deliberate action or omission (including a failure to cure circumstances) regardless of whether the breaching party knows such action or omission is or would reasonably be expected to result in, or intends such action or omission to be or reasonably expect such action or omission to, result in a breach, of such representation, warranty, agreement or covenant; and

(n) “Willful and Intentional Breach” shall mean, with respect to any representation, warranty, agreement, or covenant, a deliberate action or omission (including a failure to cure circumstances) where the breaching party knows such action or omission is or would reasonably be expected to result in, or intends such action or omission to be or reasonably expects such action or omission to, result in a breach of such representation, warranty, agreement or covenant.

SECTION 8.10. Interpretation. The words “hereof,” “herein,” “hereby,” “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, and article, Section, paragraph, exhibit and schedule references are to the articles, Sections, paragraphs, exhibits and schedules of this Agreement unless otherwise specified. Whenever the words “include,” “includes” or “including” are used in this Agreement they shall be deemed to be followed by the words “without limitation.” The words describing the singular number shall include the plural and vice versa, words denoting either gender shall include both genders and words denoting natural persons shall include all Persons and vice versa. The phrases “the date of this Agreement,” “the date hereof,” “of even date herewith” and terms of similar import, shall be deemed to refer to the date set forth in the preamble to this Agreement. Any reference in this Agreement to a date or time shall be deemed to be such date or time in New York City, unless otherwise specified. The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any Person by virtue of the authorship of any provision of this Agreement.

SECTION 8.11. Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 8.11 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

SECTION 8.12. Obligations of Parent and of the Company. Whenever this Agreement requires a Subsidiary of Parent to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause such Subsidiary to take such action. Whenever this Agreement requires a Subsidiary of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action and, after the Effective Time, on the part of the Surviving Corporation to cause such Subsidiary to take such action.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK.

SIGNATURE PAGES FOLLOW.]

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by its officers thereunto duly authorized, all at or on the date and year first above written.

GOOGLE INC.

By:	/s/ David C. Drummond
Name: David C. Drummond
Title: Senior Vice President, Corporate Development and Chief Legal Officer

RB98 INC.

By:	/s/ Donald S. Harrison
Name: Donald S. Harrison
Title: CEO, President & Secretary

MOTOROLA MOBILITY HOLDINGS, INC.

By:	/s/ Sanjay K. Jha
Name: Sanjay K. Jha
Title: Chairman and Chief Executive Officer